INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL AND SPECIAL MEETING

OF THE SHAREHOLDERS OF

ZENATECH, INC.

TO BE HELD ON

July 14, 2026

Dated as of:

June 10, 2026

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting of the shareholders (the "**Meeting**") of ZenaTech, Inc. (the "**Company**" or "**ZenaTech**") will be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on July 14, 2026 at 10:00 a.m. (EST), for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 and 2025, together with the report of the auditors thereon;
2. to elect directors of the Company for the ensuing year;
3. to appoint Bansal & Co LLP as the auditors of the Company and to authorize the directors to fix the auditors' remuneration;
4. to consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving an Amended and Restated Management Services Agreement with a related party, as more fully described in the accompanying management information circular;
5. to consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving the acquisition of certain assets from a related party, as more fully described in the accompanying management information circular;
6. to consider and, if thought fit, pass an ordinary resolution of a majority of the shareholders of the Company entitled to vote at the Meeting approving an amended CEO Employment Agreement, as more fully described in the accompanying management information circular;
7. to consider and, if thought fit, pass an ordinary resolution to ratify, confirm, and approve the Company's Long-Term Incentive Plan as more fully described in the accompanying management information circular; and
8. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This Notice of Meeting is accompanied by an information circular, a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders. The audited consolidated financial statements and MD&A of the Company for the financial year ended December 31, 2024 and 2025 are available upon request to the Company or they can be found attached to the Company's Annual Report on Form 20-F filed on or about April 29, 2026 under ZenaTech's name on EDGAR at www.sec.gov.

Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them. Registered shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy and deposit it with the Company's transfer agent by 10:00 a.m. (EST) on July 10, 2026, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting so that as large a representation as possible may be had at the Meeting. Non-registered shareholders of the Company who have received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the *Income Tax Act* (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "**Intermediary**"), are required to complete and return the materials in accordance with the instructions provided by the Intermediary. The board of directors of the Company has set the close of business on May 15, 2026 as the record date being the date for the determination of the holders of common shares (the "**Common Shares**") of ZenaTech entitled to receive notice of and to vote at the Meeting and any adjournment thereof. ZenaTech shareholders are requested to complete and return the enclosed form of proxy to ensure that your Common Shares will be represented at the Meeting, whether or not you are personally able to attend.

DATED at Vancouver, British Columbia this 10th day of June 2026.

(Signed) "Dr. Shaun Passley"

Dr. Shaun Passley
Chief Executive Officer and Director

INVITATION TO SHAREHOLDERS

June 10, 2026

Dear Shareholder:

On behalf of the board of directors, management and employees of ZenaTech, Inc. (the "**Company**"), you are invited to attend our Annual General and Special Meeting of shareholders of the Company (the "**Meeting**") to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario at 10:00 a.m. (EST) on July 14, 2026. The items of business to be considered at the Meeting are described in the notice of meeting and management information circular accompanying this invitation.

We encourage you to submit your vote before the Meeting to ensure it is counted, which can easily be done by following the instructions enclosed with the management information circular. Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.

Many of our public documents are available on the Company's website at www.zenatech.com. We encourage you to visit our website during the year for information about our Company, including news releases. To ensure you receive the latest news on the Company, you can subscribe by email through our website. Additional information and documents relating to the Company are available under the Company's name on EDGAR at www.sec.gov/edgar.

We look forward to seeing you at the Meeting.

Yours sincerely,

(Signed) "Dr. Shaun Passley"

Dr. Shaun Passley
Chief Executive Officer and a Director

VOTING INFORMATION

This management information circular (the "**Information Circular**") is dated June 10, 2026 and is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. ("**ZenaTech**" or the "**Company**") to be used at the Annual General and Special Meeting of Shareholders of ZenaTech (the "**Meeting**") to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on July 14, 2026 at 10:00 a.m. (EST) for the purposes indicated in the Notice of Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by ZenaTech employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of Common Shares of ZenaTech. The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is May 15, 2026 (the "**Record Date**").

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described herein. To be valid, a proxy form must be dated, completed, signed and deposited with our transfer agent, National Securities Administrators Ltd. ("**NSA**"): (i) by mail using the enclosed return envelope or one addressed to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4; or (ii) by hand delivery to National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4. Your proxy instructions must be received in each case no later than 10:00 a.m. (EST) on July 10, 2026. **In addition, shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.**

Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of common shares of ZenaTech ("**Common Shares**") as of the close of business on May 15, 2026, which is the Record Date for the Meeting. Each Common Share is entitled to one vote. A simple majority of votes cast at the Meeting is required to approve all matters proposed to be approved at the Meeting other than the matter pertaining to the proposed acquisition by the Company of certain assets from related parties to the Company.

Q. What am I voting on?

A. You will be voting to:

1. elect directors of the Company for the ensuing year;
2. appoint Bansal & Co LLP as the auditors of the Company and to authorize the directors to fix the auditors' remuneration;
3. approve an Amended and Restated Management Services Agreement with a related party of the Company;
4. approve the acquisition by the Company of certain assets from a related party of the Company;
5. approve an amendment to the CEO Employment Agreement entered with the CEO of the Company; and
6. approve the Company's Long-Term Incentive Plan.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A. If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters that may properly come before the Meeting. As of the date of this Information Circular, our management knows of no such amendments, variations or other matters expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. How can I vote?

A. If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the meeting or by completing your proxy form through any of the methods described above. If your Common Shares are not registered in your name but are held by a nominee, please see below.

Q. How can a non-registered shareholder vote?

A. If your Common Shares are not registered in your name but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your Common Shares. Your nominee will have provided you with a package of information, including a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form to vote your Common Shares.

Q. How can a non-registered shareholder vote in person at the Meeting?

A. ZenaTech does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the Meeting in person, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the Meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so, you are effectively instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of NSA upon arrival at the Meeting. **Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.**

Q. Who votes my Common Shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Common Shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder. The Common Shares represented by your proxy must be voted according to your instructions in the proxy form. If you properly complete and return your proxy but do not specify how you wish the votes cast, your Common Shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

1. FOR the election of directors set out in the accompanying Information Circular;
2. FOR the appointment of Bansal & Co LLP as auditors and the authorization of the directors to fix the auditors' remuneration;
3. FOR the approval of an Amended and Restated Management Services Agreement with a related party of the Company;
4. FOR the approval of the acquisition of certain assets by the Company from a related party of the Company;
5. FOR the approval of an amendment to the CEO Employment Agreement entered with the CEO of the Company;
6. FOR the approval of the Company's Long-Term Incentive Plan.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my Common Shares?

A. Yes, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons named in the proxy form, then strike out those names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that the person you appoint is aware of the appointment and will attend the Meeting to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of NSA.

Q. What if my Common Shares are registered in more than one name or in the name of my company?

A. If the Common Shares are registered in more than one name, all those persons named must sign the form of proxy. If the Common Shares are registered in the name of your company or a name other than yours, you should submit documentation that proves they are authorized to sign the proxy form, concurrently with the filing of your proxy.

Q. Can I revoke a proxy or voting instruction?

A. If you are a registered shareholder and have returned a proxy, you may revoke it by:

a) completing and signing a proxy bearing a later date, and delivering it to NSA as instructed in the proxy form; or

b) delivering a written statement revoking your proxy, signed by you or your authorized attorney to:

(i) NSA any time up to and including the last business day prior to the Meeting, or the business day preceding the day to which the Meeting is adjourned; or

(ii) to the Chair of the Meeting prior to the start of the Meeting.

If you are a non-registered shareholder, please contact your nominee.

Q. Is my vote confidential?

A. Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, NSA. NSA does not disclose the results of individual shareholder votes unless: (i) they contain a written comment clearly intended for management; (ii) in the event of a proxy contest or proxy validation issue; or (iii) if necessary to meet legal requirements. Proxy voting records are routinely shared with management and counsel in the days prior to the Meeting.

Q. How many Voting Shares are outstanding?

A. As of the date of this Information Circular, there are 87,120,900 Common Shares issued and outstanding. Refer to "*Voting Securities and Principal Holders of Voting Securities*" in this Information Circular for a description of the rights and privileges attached to the Common Shares. We have no other class or series of voting shares outstanding.

Q. What if I have other questions?

A. If you have a question regarding the meeting, please contact National Securities Administrators Ltd. at 1-604-559-8880 or visit www.transferagent.ca.

MANAGEMENT INFORMATION CIRCULAR

THE ANNUAL GENERAL AND SPECIAL MEETING

This information circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by or on behalf of the management of ZenaTech, Inc. (the "**Company**" or "**ZenaTech**") for use at the Annual General and Special Meeting (the "**Meeting**") of shareholders of the Company (the "**Shareholders**") to be held at the Regus Offices at First Canadian Place, 100 King Street West, Suite 5600, Toronto, Ontario on July 14, 2026, at 10:00 a.m. (EST), or any adjournment thereof, for the purposes set out in the accompanying notice of meeting (the "**Notice of Meeting**"). **Shareholders are requested to pre-register with the Company if they plan on attending the Meeting in person by emailing the Company at investors@epazz.net to allow the Company to prepare the Meeting venue and materials for them.**

The information contained in this Information Circular is given as of June 10, 2026. This Information Circular, the Notice of Meeting and accompanying form of proxy ("**Proxy**") are being mailed to shareholders on or about June 8, 2026. In this Information Circular, in addition to the other definitions contained herein, references to: (i) "**Common Shares**" means the common shares in the capital of the Company with a par value of $0.30; (ii) "**Registered Shareholders**" means shareholders who hold Common Shares in their own name; (iii) "**Beneficial Shareholders**" means shareholders who do not hold Common Shares in their own name; and (iv) "**Intermediaries**" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. Unless otherwise indicated, all references to "$" or "dollars" in this Information Circular mean United States dollars.

REVOCABILITY OF PROXIES

The persons named in the accompanying form of proxy are directors and officers of the Company. You have the right to appoint a nominee of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting.

A Shareholder desiring to appoint a nominee to represent him or her at the Meeting may do so either by inserting the name of such person or company in the blank space provided in the accompanying form of proxy and striking out the names of the management nominees or by duly completing another proper form of proxy and, in either case, depositing the completed proxy before the specified time as provided below.

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by: (a) attending the Meeting and voting the Registered Shareholder's Common Shares; (b) fully executing another Proxy bearing a later date and duly depositing the same before the specified time; or (c) executing a valid notice of revocation (where a new proxy is not also filed).

A later dated Proxy or notice of revocation must be executed by the Registered Shareholder or the Registered Shareholder's authorized attorney in writing, or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and delivered by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4.

A later dated proxy must be received before 10:00 a.m. (EST) on July 10, 2026, or if the Meeting is adjourned, the day that is two business days before any reconvening thereof at which the Proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. Only

Registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their Intermediaries to change the vote and, if necessary, revoke their Proxy. A revocation of Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. **In the absence of such direction, such Common Shares will be voted in the discretion of the person named in the Proxy. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.** At the time of printing of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Persons Making the Solicitation

ZenaTech's management is using this Information Circular to solicit proxies from Shareholders for use at the Meeting. The solicitation of proxies will be primarily by mail, but ZenaTech's directors, officers and regular employees may also solicit proxies personally or by telephone. ZenaTech will bear all costs of the solicitation. Except as disclosed herein, ZenaTech has arranged for Intermediaries to forward the Meeting materials to beneficial owners of Common Shares held of record by those Intermediaries and ZenaTech may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

COMPLETION AND PROXY INSTRUCTIONS

Voting of Proxies

The Common Shares represented by the accompanying form of proxy (if the proxy is properly executed and is received at the offices of National Securities Administrators Ltd., by mail (via postage paid return envelope) at National Securities Administrators Ltd., 777 Hornby Street, Suite 702, Vancouver, British Columbia, Canada V6Z 1S4 no later than 10:00 a.m. (EST) on July 10, 2026 or, if the Meeting is adjourned, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before any such adjourned meeting), will be voted at the Meeting, and, where a choice is specified in respect of any matter to be acted upon, will be voted or withheld from voting in accordance with the specification made. **In the absence of such a specification, the person designated in the accompanying form of proxy will vote in favour of all matters to be acted on at the Meeting**.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters set forth in the accompanying notice of Meeting, or all other business or matters that may properly come before the Meeting. At the date hereof, management of the Company knows of no such amendments, variations or other business or matters to come before the Meeting.

Registered Holders

Only Shareholders registered as shareholders in the Company's shareholder registry maintained by the Company's registrar and transfer agent or duly appointed Proxyholders (except as discussed below under "*Non-registered Shareholders*") will be recognized to make motions or vote at the Meeting.

Non-Registered Shareholders

Many Shareholders are "non-registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company or other Intermediary through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with regarding the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms) of which the Intermediary is a participant.

Pursuant to National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") of the Canadian Securities Administrators, the Company is distributing copies of proxy-related materials in connection with this Meeting (including this Information Circular) indirectly to Non-Registered Holders. The Company is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the Meeting. Intermediaries that receive the proxy-related materials are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the proxy-related materials to the Non-Registered Holders.

There are two kinds of Non-Registered Holders: (a) those who object to their name being made known to the issuers of securities which they own (called "**OBOs**", for Objecting Beneficial Owners); and (b) those who do not object to the issuers of the securities they own knowing who they are (called "**NOBOs**", for Non-Objecting Beneficial Owners).

Generally, Non-Registered Holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such Non-Registered Holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is not otherwise completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with NSA.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Shareholders with questions respecting the voting of Common Shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

At the Meeting, the Company is seeking (i) approval by the Shareholders of the acquisition by the Company of certain assets from Epazz, Inc. ("**Epazz**"), a company controlled by the Company's Chief Executive Officer and director, Dr. Shaun Passley, who is a "related party" (defined below) to the Company and (ii) approval by the minority Shareholders of the Amended CEO Employment Agreement entered between the Company and Dr. Passley. Refer to "*Particulars of Matters to be Acted Upon – Approval of Acquisitions from Related Party*" and "*Particulars of Matters to be Acted Upon – Approval of Amended CEO Employment Agreement*", respectively, in this Information Circular for more detailed information regarding these matters. The persons named in the accompanying form of proxy as proxyholders intend to vote in favour of the acquisitions, unless instructed otherwise.

Management of the Company is not aware of any other material interest of any person that has been a director or executive officer of the Company since the beginning of the last financial year of the Company, any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, in any matter to be acted on at the Meeting, other than the approval of the Company's 2022 Long-Term Plan (as described below) under which directors and executive officers may be awarded incentive-based securities of the Company, such as options to purchase Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company's authorized share capital consists of: an unlimited number of Common Shares; 100,000,000 preferred shares ("**Preferred Shares**"); and 23,000,000 super voting shares ("**Super Voting Shares**").

As of the Record Date, the Company has issued and outstanding 79,091,738 Common Shares, 18,770,000 Preferred Shares and 85,000 Super Voting Shares.

Common Shares

The Common Shares have a par value of $0.30. Holders of Common Shares are entitled to one vote per share upon all matters on which they have the right to vote. The Common Shares do not have pre-emptive rights, conversion rights or exchange rights and are not subject to redemption, retraction, purchase for cancellation or surrender provisions. The Company may, if authorized by the directors, purchase or otherwise acquire any of its Common Shares at a price and upon the terms determined by the directors. There are no sinking or purchase fund provisions, no provisions permitting or restricting the issuance of additional securities or any other material restrictions, and there are no provisions which are capable of requiring a security holder to contribute additional capital. Holders of the Common Shares are entitled to receive such dividends as may be declared by the board of directors (the "**Board of Directors**" or the "**Board**") out of funds legally available. In the event of dissolution or winding up of the affairs of the Company, holders of the Common Shares are entitled to share rateably in all assets of the Company remaining after payment of all amounts due to creditors.

To date, the Company has not declared or paid any dividends on its Common Shares or made any distributions since its incorporation. The Company does not currently anticipate paying any cash dividends in the foreseeable future. Although the Company intends to retain its earnings, if any, to finance the development and growth of its business, the board of directors of the Company has the discretion to declare and pay dividends in the future.

Super Voting Shares

The holders of Super Voting Shares are entitled to 1,000 votes per share on all matters submitted to a vote of the Shareholders, whether at a meeting or by written consent, and will vote together with the holders of the Common Shares as a single class, except as otherwise required by law or the Company's constating documents. The Super

Voting Shares are not convertible into or exchangeable for any other class or series of shares of the Company, and do not have any preference, liquidation, or other rights or privileges over or in addition to those of the Common Shares, nor do they have any dividend rights. The Super Voting Shares are subject to the same restrictions on transfer, redemption, repurchase, and other provisions as the Common Shares, as set forth in Company's constating documents. The number, designation, and terms of the Super Voting Shares may be amended, altered, or repealed by the affirmative vote of the holders of a majority of the Super Voting Shares and a majority of the Common Shares, voting as separate classes. The Company may not issue any additional Super Voting Shares without the prior written consent of the holders of a majority of the Super Voting Shares.

Preferred Shares

The holders of Preferred Shares are not entitled to vote. The Preferred Shares issued by the Company accrue dividends, when, as, and only if declared by the Board, out of any assets at the time legally available, being payable in preference and priority to any declaration or payment of any distribution on Common Shares in a calendar year. The issued Preferred Shares include a liquidation preference equal to $0.01 per share, plus any accrued and unpaid dividends. Each issued Preferred Share is convertible, at the option of the holder, into three Common Shares with five business days' notice, provided that no conversion will take place until all holders of the issued Preferred Shares consent to such a conversion.

Record Date and Outstanding Shares

The Record Date for determining persons entitled to receive notice of and vote at the Meeting is May 15, 2026. Only persons who were Registered Shareholders as of the close of business on May 15, 2026 are entitled to vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Information Circular. A quorum for the Meeting is one or more persons who are, or who represent by proxy, Shareholders who, in the aggregate, hold at least 1% of the issued Common Shares entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, the persons that beneficially own, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to the Common Shares of the Company are as follows:

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Shaun Passley, PhD	6,168,205	7%
Epazz, Inc. (2)	18,793,841	23%
GlobalTek Ventures, Inc. (3)	1,583,333	2%

Notes:

(1) Based on 79,091,738 Common Shares outstanding as of the Record Date.

(2) Dr. Shaun Passley is the sole director and officer of Epazz, Inc. ("**Epazz**") and is its principal shareholder with 95% voting control of Epazz.

(3) Epazz is the principal shareholder with 95% voting control of GlobalTek Ventures, Inc., formerly Ameritek Ventures, Inc. ("**GlobalTek**"). Dr. Passley is a director and officer of GlobalTek.

ELECTION OF DIRECTORS

There are currently seven directors on the Board of Directors of the Company, all of whom are standing for re-election as directors of the Company at the Meeting. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the

persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Unless a director's office is earlier vacated in accordance with the *Business Corporations Act* (British Columbia) and the Articles of the Company, each director elected holds office until the next annual general meeting or until his successor is appointed.

At the Meeting, the Company will ask Shareholders to vote for the election of the seven nominees proposed by the Company as directors. Each holder of Common Shares will be entitled to cast their votes for, or withhold their votes from, the election of each director. The persons named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Nominees

The following table sets forth certain information relating to each of the persons nominated for election as directors of the Company at the Meeting. The table also sets forth each nominees' current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, by each nominee. For additional information regarding compensation and current directorships, please refer to "*Statement of Executive Compensation*" and "*Corporate Governance Disclosure*" in this Information Circular.

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly[1]	Period(s) During Which Served as a Director of the Company
Shaun Passley, PhD [2] *Vancouver, British Columbia, Canada* President, Chief Executive Officer, and Chair of the Board of Directors	President, Chief Executive Officer, and Chair of the Board of Directors of the Company since August 2017; Director and CEO of Epazz, Inc. since 2000; Director and CEO of GlobalTek Ventures, Inc. since November 2020	26,545,379 Common Shares[2]	Since 2017
James A. Sherman *Chicago, Illinois, USA* Chief Financial Officer, Corporate Secretary, and Director	Chief Financial Officer, Corporate Secretary, and Director of the Company since August 2017; President of Advocate CPA, Inc. since 2005	405,788 Common Shares	Since 2017
Craig Passley *Chicago, Illinois, USA* Director	Corporate Secretary for Epazz, Inc. between 2005 and 2016; Corporate Secretary for FlexFridge Inc. from 2013 to 2016; Senior Project Manager for Kimball Hill Homes since 2000	153,327 Common Shares	Since 2018
Paul J. Piekos *Chicago, Illinois, USA* Director	Owner of Piekos Appraisals since 1990	54,981 Common Shares	Since 2018

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly[1]	Period(s) During Which Served as a Director of the Company
Thomas W. Burns *Chicago, Illinois, USA* Director	Controller for Consilio since 2016; Controller–Corporate Vice President for Huron Consulting Group since 2000	54,981 Common Shares	Since 2018
Neville Brown *Chicago, Illinois, USA* Director	Retired; Former Supervisor with the American Medical Association for 39 years	20,981 Common Shares	Since 2023
Yvonne Rattray *Chicago, Illinois* Director	Retired; formerly with Allstate for over 30 years, including in Underwriting policies	27,741 Common Shares	Since 2023

Notes:

(1) Information has been furnished by the respective nominees individually and is as at the Record Date.

(2) Of these Common Shares, 6,168,205 are owned by Dr. Passley personally,18,793,841 are owned by Epazz and 1,583,333 are owned by GlobalTek. Dr. Passley is the sole director and officer of Epazz and is its principal shareholder with 95% voting control of Epazz. Epazz is a principal shareholder of the Company. Epazz is the principal shareholder with 95% voting of GlobalTek which is a principal shareholder of the Company. Dr. Passley is a director and officer of GlobalTek.

Shaun Passley, PhD

Shaun Passley, PhD is the President, Chief Executive Officer, and Chair of the Board of Directors of the Company. He has over twenty-five years of experience in the computer software and hardware industry and over fifteen years of experience running public companies. Dr. Passley has been the President, Chief Executive Officer, Chief Financial Officer, and Chair of the Board of Directors since the Company's inception in August 2017. He has also been a director and the CEO of Epazz, since 2000. Dr. Passley obtained his bachelor's degree from DePaul University in finance in 2000, his master's degree from DePaul University in information technology in 2006, his MBA from Benedictine University in 2007, his master's degree from Northwestern University in product development in 2011, his PhD in Business from Benedictine University in 2014, and Master of Law in intellectual property from Northwestern University in 2016. Dr. Passley has public company experience as the CEO for Epazz and GlobalTek which trade on the OTC Markets in the United States of America.

James A. Sherman, CPA

James A. Sherman is the Chief Financial Officer and a director of the Company since August 2017, and President of Advocate CPA, Inc. since 2005. He has been a CPA for more than thirty years. He graduated with honours from Northern Illinois University. Mr. Sherman began his accounting career at Centel Corporation, a Fortune 500 telecommunications organization. After eight years there in positions of increasing responsibility, he left for a $3.5 billion division of Sprint Corporation, first as assistant treasurer and then acting treasurer, becoming a leading contributor to a $50 million cost savings project. Mr. Sherman spent six years at Mitsubishi Corporation, a $300 billion public conglomerate, as chief financial officer of a $250 million division, before taking the entrepreneurial leap of founding Advocate. His vision is to bring mid-sized and emerging businesses the same strategic insight, financial methods, and economies of scale from shared resources that characterize big business in America. Mr. Sherman has public company experience with Mitsubishi and Sprint, as well as Epazz and GlobalTek, which trade on the OTC

Markets. Also, Mr. Sherman has over 5 years of Canadian public accounting experience working with Canadian auditors and preparing financial statements in IFRS for ZenaTech.

Craig Passley

Craig Passley is the Corporate Secretary and a director of the Company since 2018. He has served as the Corporate Secretary of Epazz for over ten years, where he gained his experience managing a public company. He was also the Corporate Secretary for FlexFridge, Inc. for four years. Since November 2000, Mr. Passley has worked for Kimball Hill Homes, a nationwide homebuilder as a senior project manager. Mr. Passley obtained his bachelor's degree in engineering from Bradley University in 1997 and his master's degree in project management from the Keller Graduate School of Management in 2000. Mr. Passley also received his MBA from Lake Forest School of Management in 2008. Mr. Passley has public company reporting experience with Epazz. Shaun Passley, PhD and Craig Passley are brothers.

Paul J. Piekos

Paul J. Piekos has been a director of the Company since 2018. He is the owner of Piekos Appraisals, a small consulting firm based in suburban Chicago. Specializing in the appraisal of residential real estate, Paul was one of the first certified residential appraisers in the state of Illinois, a member of the Worldwide Employee Relocation Council and an SRA member of the Appraisal Institute with over 30 years appraisal experience. Piekos Appraisals serves the mortgage and relocation industry as well as government entities which includes Fannie Mae, Freddie Mac, HUD, FHA and VA.

Thomas W. Burns

Thomas W. Burns has been a director of the Company since 2018. He is a proven finance and accounting executive with progressive and extensive experience in fast-paced, high-growth companies. Since 2016, Mr. Burns served in the controllership function for Consilio, a privately owned international E-Discovery and managed review software service provider worldwide. Prior to Consilio and since 2009, Mr. Burns served as controller-corporate vice president for Huron Consulting Group, a NASDAQ listed consulting company providing consulting services to healthcare, higher education, life sciences and commercial industries. Previously he had served as Huron's director of revenue since joining Huron in 2005. Prior to joining Huron, Mr. Burns had served as director of finance for American Tower Corporation, a leading provider of wireless and broadcast towers, and as director of financial planning publicly traded on New York Stock Exchange and analysis for 360° Communications Company, a wireless communications company. Mr. Burns received a BS in accounting from the University of Illinois and is a certified public accountant (Illinois).

Neville Brown

Neville Brown has been a director of the Company since 2023. Mr. Brown began his professional career with the Jamaica Defense Department for six years specialized in communications, where he was honorably discharged in 1968. Mr. Brown migrated to the United States of America and began his career in reprographics. For over 39 years, Mr. Brown worked for the American Medical Associated whose mission is "to promote the art and science of medicine and the betterment of public health." Mr. Brown supervised the Printing & Bindery Division which provided publication materials both internally and externally throughout the AMA's campus of 1,700 employees. He oversaw the real time printing for over 500 delegates at Annual & Interim National Conventions. Mr. Brown retired from the AMA in 2008.

Yvonne Rattray

Yvonne Rattray has been a director of the Company since 2023. She has worked for Allstate for over 30 years beginning agency support then through the ranks from training, customer satisfaction to underwriting. Allstate Corporation is New York Stock Exchange listed and on the Fortune 500 list of the largest United States corporations

by total revenue providing insurance to both individuals and businesses. Prior to Allstate, Mrs. Rattray was a programmer and data analyst at Hoffman LaRoche. F. Hoffmann-La Roche AG, commonly known as Roche, is a Swiss Exchange listed multinational pharmaceuticals and healthcare company. Mrs. Rattray has experience reviewing public companies' financial statements. Mrs. Rattray received a BA in business from DePaul University. Mrs. Rattray retired from Allstate in 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For purposes of the disclosure in this section, an "order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as disclosed below, to the knowledge of the Company, based on information provided by the nominees for election as directors of the Company, no such nominee:

(a) is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

   (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

   (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

(d) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

AUDIT COMMITTEE INFORMATION

Audit Committee

The Company has established an Audit Committee of the Board of Directors (the "**Audit Committee**"), which is a committee established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the consolidated financial statements. The Audit Committee meets with the CEO and CFO of the Company and the independent auditor to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee recommends to the Board the independent registered public accounting firm to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

Audit Committee Charter

The Board has developed a written charter setting forth the responsibilities, powers and operations of the Audit Committee. The Company's Audit Committee Charter is attached to this Information Circular as Schedule "B".

Composition of Audit Committee

A member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. All of the members of the Company's Audit Committee meet the definition of being independent.

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Company's Audit Committee are financially literate.

Relevant Education and Experience

All members of the Audit Committee have the ability to read, analyze and understand the complexities surrounding the issuance of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements, and have an understanding of internal controls.

The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized in the section "*Election of Directors*" of this Information Circular.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in National Instrument 52-110 *Audit Committees* ("**NI 52-110**"), namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5)

(Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has established a practice of approving non-audit services provided by the external auditor. The Audit Committee has delegated to its Chair the authority, to be exercised between regularly scheduled meetings of the Audit Committee, to pre-approve non-audit services provided by the independent auditor. All such pre-approvals would be reported by the Chair at the meeting of the Audit Committee next following the pre-approval.

External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described. All the amounts below are in US dollars.

	Financial Year Ended December 31, 2025	**Financial Year Ended December 31, 2024**
Audit Fees(1)	$20,920	$35,892
Audit-Related Fees(2)	–	–
Tax fees(3)	–	–
All Other Fees(4)	–	–
Total Fees:	**$20,920**	**$35,892**

Notes:

(1) "**Audit fees**" include aggregate fees billed by ZenaTech's external auditor in each of the last fiscal years for audit fees.
(2) "**Audit-Related fees**" include the aggregate fees billed in each of the last fiscal years for assurance and related services by ZenaTech's external auditor that are reasonably related to the performance of the audit or review of ZenaTech's financial statements and are not reported under Audit fees above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3) "**Tax fees**" include the aggregate fees billed in each of the last fiscal years for professional services rendered by ZenaTech's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4) "**All other fees**" include the aggregate fees billed in each of the last three fiscal years for products and services provided by ZenaTech's external auditor, other than Audit fees, Audit related fees and Tax fees above.

STATEMENT OF EXECUTIVE COMPENSATION

This section of the Information Circular explains how the Company's compensation program is designed and operated with respect to the Company's directors and named executive officers ("**Named Executive Officers**" or "**NEOs**") defined as follows:

- the individual who acted as the Company's Chief Executive Officer ("**CEO**") or acted in a similar capacity for any part of the most recently completed financial year;
- the individual who acted as the Company's Chief Financial Officer ("**CFO**") or acted in a similar capacity for any part of the most recently completed financial year;

- each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

- each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Company's NEOs currently are Shaun Passley, PhD as Chief Executive Officer and James Sherman as Chief Financial Officer.

Director and NEO Compensation, Excluding Options and Compensation Securities

The following table is a summary of compensation, excluding compensation securities, paid in the Company's previous two financial years to the directors and NEOs of the Company. All amounts noted below are in US Dollars.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Shaun Passley, PhD. (1) President, Chief Executive Officer, and Chair of the Board of Directors	2025	$-0-	$-0-	$460,000 (paid in 120,000 preferred shares and 31,746 common shares)	$-0-	$-0-	$0
	2024	$-0-	$-0-	$242,720 (paid in 100,000 common shares)	$-0-	$-0-	$0

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
James A. Sherman Chief Financial Officer, Corporate Secretary and Director	2025	$-0-	$-0-	$100,000 (paid in 31,746 common shares)	$-0-	$-0-	$0
	2024	$-0-	$-0-	$100,000 (paid in 31,746 common shares)	$-0-	$-0-	$0
Craig Passley Director	2025	$-0-	$-0-	$50,000 (paid in 15,873 common shares)	$-0-	$-0-	$0
	2024	$-0-	$-0-	$68,564 (paid in 28,248 Common Shares)	$-0-	$-0-	$0
Paul Piekos Director	2025	$-0-	$-0-	$20,000 (paid in 6,349 common shares)	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 11,299 common shares)	$-0-	$-0-	$0
Thomas W. Burns Director	2025	$-0-	$-0-	$20,000 (paid in 6,349 common shares)	$-0-	$-0-	$0
	2024	$-0-	$-0-	$27,425 (paid in 11,299 common shares)	$-0-	$-0-	$0

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Perquisites	All other Compensation	Total
Neville Brown Director	2025	$-0-	$-0-	$20,000 (paid in 6,349 common shares)	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 common shares)	$-0-	$-0-	$0
Yvonne Rattray Director	2025	$-0-	$-0-	$20,000 (paid in 6,349 common shares)	$-0-	$-0-	$-0-
	2024	$-0-	$-0-	$27,425 (paid in 11,299 common shares)	$-0-	$-0-	$0

Notes:

(1) Dr. Passley and the Company decided to forgo his salary from January 1, 2020 until September 30, 2024.

Stock Options and Other Compensation Securities

For the purposes of this Statement of Executive Compensation, "**compensation securities**" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

No stock options or other compensation securities were granted or issued to any NEO or director by the Company during the most recently completed financial years ended December 31, 2025 and 2024.

Exercise of Compensation Securities by Directors and NEOs

No stock options or other compensation securities were exercised by any NEO or director of the Company during the financial years ended December 31, 2025 and 2024 or during the first quarter of 2026.

Stock Option Plans and Other Incentive Plans

The Company has adopted a long-term incentive plan (the "**2022 Long-Term Incentive Plan**") pursuant to which it plans to issue stock options or other incentive-based compensation securities to directors, officers, employees and consultants going forward. A copy of the Company's 2022 Long-Term Incentive Plan is set out at Schedule "A" to

this Information Circular. For a description of the 2022 Long-Term Incentive Plan, refer to "*Particulars of Matters to be Acted Upon – Approval of 2022 Long-Term Incentive Plan*" in this Information Circular. There are presently no stock options or other compensation securities granted under the 2022 Long-Term Incentive Plan.

Employment, Consulting and Management Agreements

A CEO Employment Agreement with Dr. Passley is effective as of January 1, 2026. Dr. Passley's employment under the agreement will continue for a fixed term of ten years. Given the time, effort and expertise provided by Dr. Passley to the Company, the Company may terminate Dr. Passley's employment at any time for just cause only with board approval and shareholder approval, or pay in lieu of notice, or severance compensation. Dr. Passley is paid an annual salary of USD$350,000.00, less required deductions, payable in one lump sum once a year under the agreement. Dr. Passley is also entitled to receive equity compensation, as described below, under the agreement.

Dr. Passley received equity grants of 25,000 Super Voting shares and 1,500,000 Preferred Shares under the agreement. In addition, Dr. Passley is eligible for performance-based equity grants based on Company performance under the agreement. For this purpose, the "Baseline" for Company's performance shall be $10 million in annual gross revenue and in each fiscal year, and for every $10 million in gross revenue the Company achieves above the Baseline, Dr. Passley is entitled to receive an additional "Performance Grant". Each Performance Grant shall include 2,500 Super-Voting Shares and 50,000 Preferred Shares. For each Performance Grant Dr. Passley achieves during the Term, he will also receive an increase of US$17,500 to his gross annual salary, effective on the award date of the Performance Grant. All equity granted under this Agreement (whether under an Initial Equity Grant or a Performance Grant) shall vest over a four year period with a one year cliff. At the end of the cliff year, 25% of the applicable equity shall vest, and the remaining equity shall vest in equal monthly installments over the following 36 months.

Dr. Passley is also eligible to participate in the group benefit plan(s) that the Company makes available to its executive employees, subject to the rules, terms and conditions of such plans.

The directors have proposed an amendment to the CEO Employment Agreement with Dr. Passley. See "*Particulars of Matters to be Acted Upon – Approval of Amendment to CEO Employment Agreement*" in this Information Circular

At the end of 2018, the Company entered into an agreement with James Sherman pursuant to which Mr. Sherman has agreed to act as the Company's Chief Financial Officer in consideration for $60,000 paid by way of the issuance of 33,333 Common Shares. In June 2025, Mr. Sherman entered into an employment agreement pursuant to which he receives a salary of US$200,000 per year for five years.

The Company has entered into agreements with its independent directors pursuant to which they are paid in the form of Common Shares. The directors receive various amounts of Common Shares per year, in direct relation to their contribution during the year.

Except as otherwise disclosed in this Information Circular, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors. The Company had not entered into any other contract, agreement, plan or arrangement that provides for payments to a NEO or a director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in an NEO's or director's responsibilities, as at December 31, 2025.

Oversight and Description of Director and Named Executive Officer Compensation

The objectives of the compensation of NEOs and directors of the Company are:

- to reward individual contributions in light of the Company's performance;
- to be competitive with the companies with whom the Company competes for talent;
- to align the interests of the executives with the interests of the Shareholders; and
- to attract and retain executives who could help the Company achieve its objectives.

Compensation of NEOs

In assessing the compensation of its Named Executive Officers, the Company's objectives have been to retain and motivate a highly talented executive team, allowing the Company to develop, evolve and achieve business and financial objectives. The Company believes that compensation should be structured to ensure that a significant portion of an executive's compensation opportunity is at risk and related to factors that influence shareholder value.

The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In compensating its NEOs, the Company may employ a combination of base salary, bonus compensation and equity participation through its 2022 Long-Term Incentive Plan.

The Compensation and Governance Committee will conduct separate annual reviews of the performance of the Chief Executive Officer and the Chief Financial Officer against the goals and objectives which have been established by the Committee and will review, assess and recommend the compensation of the Chief Executive Officer and the Chief Financial Officer to the Board.

The Company has adopted the 2022 Long-Term Incentive Plan to motivate NEOs by providing them with the opportunity, through stock options and other incentive-based securities, to acquire an interest in ZenaTech and benefit from ZenaTech's growth. See "*Particulars of Matters to be Acted Upon – Approval of 2022 Long-Term Incentive Plan*" for more information regarding the 2022 Long-Term Incentive Plan. The Compensation and Governance Committee does not employ a prescribed methodology when determining the grant or allocation of stock options to NEOs. Other than the 2022 Long-Term Incentive Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources. In the Board's view, there is, and has been, no need for ZenaTech to design or implement a formal compensation program for directors. While the Board considers stock option grants to directors under the 2022 Long-Term Incentive Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of stock options. Other than the 2022 Long-Term Incentive Plan, as discussed above, ZenaTech does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

The Company has entered into agreements with its independent directors pursuant to which they were compensated in the form of Common Shares in direct relation to their contribution during a year.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company adopted the 2022 Long-Term Incentive Plan to permit the Company to grant incentive stock options up to 20% of the issued and outstanding Common Shares to its directors, officers, employees and consultants of the Company or its subsidiaries. For more information regarding the 2022 Long-Term Incentive Plan, see "*Statement of Executive Compensation - Stock Option Plans and Other Incentive Plans*" above.

The following table sets forth information relating to the Company's equity compensation plan as at the year ended December 31, 2025.

Plan Category	Total number of securities authorized for issuance	Total number of securities issuable	Total number of securities issuable as a percentage of total number permitted	Weighted average exercise price of outstanding options, warrants and rights	Total number of securities remaining available for future issuance (unallocated)	Total number of securities remaining available for future issuance as a percentage of total number permitted
Equity compensation plans previously approved by security holders	N/A	N/A	N/A	N/A	N/A	N/A
Equity compensation plans not previously approved by security holders	4,720,224	4,720,224	100%	N/A	4,720,224	100%
Total	**4,720,224**	**4,720,224**	100%	N/A	**4,720,224**	100%

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No person who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director, nor any associate of such director, executive officer or nominee (i) is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year, or (ii) has or had indebtedness to another entity since the beginning of the Company's most recently completed financial year that has been or was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Information Circular, "informed person" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Except as set forth hereafter, no informed person of the Company, any proposed director, or any of their associates or affiliates, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

The Company is proposing to issue Common Shares, Preferred Shares and Super Voting Shares to Epazz, GlobalTek and Dr. Passley in connection with the acquisition of certain assets as described under "Related Party Transactions".

Management Services Agreement

ZenaTech entered into a management services agreement (the "**Management Services Agreement**") with Epazz, Inc. on November 18, 2018 to support the development of ZenaTech's products. Under the Management Services Agreement, ZenaTech receives the benefits of a software development team, office space, project management and hosting services, among other benefits. Epazz is paid a 20% markup on all expenses incurred in providing the services. The Company paid Epazz $258,592 in fees during the financial year ended December 31, 2023 and $536,352 during nine months ended September 30, 2024. Under the Management Services Agreement, ZenaTech agreed to indemnify Epazz for losses incurred by it in connection with the provision of the services to ZenaTech, except to the extent those losses result from the willful misconduct of Epazz. The Management Services Agreement has a 20-year term; however, the Management Services Agreement may be terminated at any time by the mutual consent of the parties.

On April 15, 2026, ZenaTech entered into an Amended and Restated Management Services Agreement with Epazz which amends and restates the Management Services Agreement previously entered between the Company and Epazz. A description of the Amended and Restated Management Services Agreement is set forth under "*Particulars of Matters to be Acted Upon – Approval of Amended and Restated Management Services Agreement*" below. A copy of the Amended and Restated Management Services Agreement is as set out at Schedule "C" of this Information Circular.

Issuance of Common Shares for Services

ZenaTech issued 120,000 Preferred Shares to Shaun Passley, PhD, a related party, as compensation on January 16, 2025 for services as a director of the Company at a price of $3.15 per share.

ZenaTech issued 31,746 Common Shares to Shaun Passley, PhD, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 31,746 Common Shares to Craig Passley, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 15,873 Common Shares to James Sherman, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 6,349 Common Shares to Paul Piekos, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 6,349 Common Shares to Thomas Burns, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 11,299 Common Shares to Neville Brown, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

ZenaTech issued 11,299 Common Shares to Yvonne Rattray, a related party, on November 26, 2025 for services as director of the Company at a price of $3.15USD per share.

For more information material transactions involving informed persons, see the financial statements for the year ended December 31, 2025 and 2024 together with the Management Discussion & Analysis related to such financial statements, which are available under the Company's name on EDGAR at www.sec.gov or upon request from the Company.

MANAGEMENT CONTRACTS

For information regarding the Management Services Agreement with Epazz, Inc., see "*Interests of Informed Persons in Material Transactions – Management Services Agreement*" above.

There are no other management functions of the Company nor any of its subsidiaries or affiliates which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The current members of the Board of Directors are Shaun Passley, PhD, James A. Sherman, Craig Passley, Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray.

Directors have a statutory fiduciary duty to act honestly and in good faith with a view to the best interests of ZenaTech and to exercise the care, diligence and skill that a reasonably prudent person would in comparable circumstances. Directors must fulfill their responsibilities in compliance with all applicable laws and regulations.

The Board has responsibility for the stewardship of ZenaTech. In discharging its mandate, the Board is responsible for the oversight and review of the development of, among other things, the strategic planning process of the Company, identifying the principal risks of the business and ensuring implementation of appropriate systems to manage these risks, succession planning, including appointing, training and monitoring senior management, a communication policy for the Company to facilitate communications with investors and other interested parties and the integrity of the Company's internal control and management information systems.

The Board oversees management of the Company's business by delegating to the Company's senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and

through its Audit Committee. In addition to the Audit Committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. A copy of the Audit Committee Charter is set out at Schedule "B" to this Information Circular. The Compensation and Governance Committee periodically review and assess the adequacy of the corporate governance policy and guidelines and recommend any proposed changes to the Board for consideration.

The Board's determination as to each director's independence is made in accordance with the guidelines set forth in National Instrument 58-101 Corporate Governance Disclosure. The independent directors of the Company are Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray. The Board does not consider Dr. Shaun Passley to be an independent director by virtue of being the current Chief Executive Officer of the Company. The Board also does not consider James A. Sherman to be an independent director by virtue of being the Chief Financial Officer. The Board also does not consider Craig Passley to be an independent director by virtue of being the brother of Dr. Shaun Passley.

Directorships

Certain directors of the Company are also presently directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. The Board of Directors is satisfied that it has a system for dealing with conflicts of interest if any were to arise. In addition to their positions with the Company, the following current directors also served as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Name of Reporting Issuer or Equivalent	Exchange or Market
Shaun Passley, PhD.	Epazz, Inc.	OTC Markets
Shaun Passley, PhD.	GlobalTek Ventures, Inc.	OTC Markets

Orientation and Continuing Education

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and ongoing training includes presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors. On occasions where it is considered advisable, the Board provides individual directors with information regarding topics of general interest, such as fiduciary duties and continuous disclosure obligations. The Board ensures that each director is up to date with current information regarding the business of the Company, the role the director is expected to fulfill and basic procedures and operations of the Board. The Board members are given access to management and other employees and advisors, who can answer any questions that may arise.

Ethical Business Conduct

ZenaTech has adopted a Code of Business Conduct and Ethics, which applies to directors, officers, employees, consultants and contractors of the Company. ZenaTech promotes an ethical business culture. The Company is committed to conducting its business and affairs with honesty, integrity and in accordance with the highest ethical and legal standards. Directors are also encouraged to consult with ZenaTech's professional advisors with respect to any issues related to ethical business conduct.

Directors have a statutory responsibility to disclose all actual or potential conflicts of interest and generally to abstain from voting on matters in which the director has a conflict of interest. A director will recuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his personal, business or professional interests.

Nomination of Directors

The Board does not have a nominating committee. The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of shareholders. The Board determined that the configuration of seven directors is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experience. The Board evaluates new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board including both formal and informal discussions among Board members and the CEO. The Board monitors, but does not formally assess the performance of individual Board members or committee members or their contributions.

Compensation

The Company has established a Compensation and Governance Committee that will review all compensation arrangements and policies in place and consider recommending to the Board the adoption of formal compensation guidelines, including with respect to implementing, reviewing and modifying compensation, as well as overseeing the Company's compensation philosophy and administering the Company's 2022 Long-Term Incentive Plan. The members of the Compensation and Governance Committee are Thomas Burns (Chair), Paul Piekos and Yvonne Rattray.

The compensation of the Board and the process by which the Board determines the compensation of the Company's officers are described in this Information Circular under the heading "*Statement of Executive Compensation*".

Other Board of Directors Committees

Other than the Audit Committee and the Compensation and Governance Committee, the Board has no other standing committees

Assessments

The Board does not conduct any formal evaluation of the performance and effectiveness of the members of the Board. The Board as a whole or any committee of the Board, however, considers the effectiveness and contribution of the Board, its members and the Audit Committee on an ongoing basis. The directors and the independent directors of the Company are free to discuss specific situations from time to time among themselves and/or with the CEO and, if necessary, steps are taken to remedy the situation, which steps may include a request for resignation. Furthermore, the management and director of the Company will continue to communicate with Shareholders on an ongoing basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors, the only matters to be brought before the Meeting are those matters set forth in the Notice of Meeting as the following:

1. **Financial Statements and Auditor Report Thereon**

The Board of Directors approved the audited consolidated financial statements of the Company and the auditors' report thereon for the financial year ended December 31, 2024 and 2025, all of which will be presented at the Meeting and can be found in the Form 6-K filed under the Company's name on EDGAR at www.sec.gov on or about June 2, 2026 or on the Company's website at www.zenatech.com. **No approval or other action needs to be taken at the Meeting in respect of these documents.**

2. **Election of Directors**

The Company has proposed that Shaun Passley, PhD, James A. Sherman, Craig Passley, Paul J. Piekos, Thomas W. Burns, Neville Brown and Yvonne Rattray (each, a "**Nominee**") be nominated for election as directors of the Company to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Please refer to *"Election of Directors"* and "*Statement of Executive Compensation*" in this Information Circular for more information regarding each Nominee.

The Board of Directors recommends that Shareholders vote "FOR" each Nominee. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of an ordinary resolution electing each Nominee to hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed.

3. **Appointment and Remuneration of Auditor**

Shareholders will be asked to approve the re-appointment of Bansal & Co LLP, Chartered Accountants, of A-6 Maharani Bagh, New Delhi, India, 110065, as the auditors of the Company to hold office until the next annual general meeting of the Shareholders at remuneration to be fixed by the Board of Directors. Bansal & Co LLP has served as the Company's auditors since 2021.

Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of the appointment of Bansal & Co LLP, Chartered Accountants, as the Company's auditors to hold office until the next annual general meeting of the Shareholders, at a remuneration to be fixed by the directors.

4. **Approval of Amended and Restated Management Services Agreement**

At the Meeting, Shareholders will be asked to approve an Amended and Restated Management Services Agreement entered by the Company with Epazz, which is considered a "related party" to the Company under Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("**MI 61-101**"). Please refer to "*Approval of Related Party Transactions*" in this Information Circular for more information.

The Board of Directors of the Company has approved the Amended and Restated Management Services Agreement and recommends that shareholders eligible to vote also vote to approve the Amended and Restated Management Services Agreement. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of an ordinary resolution approving the Amended and Restated Management Services Agreement.

5. **Approval of Acquisitions from Related Party**

At the Meeting, Shareholders will be asked to approve the acquisition by the Company of certain assets from Epazz, which is considered a "related party" to the Company under Multilateral Instrument 61-101. Please refer to "*Approval of Related Party Transactions*" in this Information Circular for more information.

The Board of Directors of the Company has approved the Amended and Restated Asset Purchase Agreement and Master Asset Purchase Agreement, both entered with Epazz. and recommends that shareholders eligible to vote also vote to approve the Amended and Restated Asset Purchase Agreement and Master Asset Purchase Agreement. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of an ordinary resolution approving the Amended and Restated Asset Purchase Agreement and Master Asset Purchase Agreement.

6. **Approval of Amendment to CEO Employment Agreement**

At the Meeting, Shareholders will be asked to approve an amendment to the CEO Employment Agreement (the "**Amended CEO Employment Agreement**") between the Company and Dr. Passley. A copy of the initial CEO Employment Agreement with Dr. Passley approved at the Special Meeting of Shareholders of the Company held on January 30, 2026 is attached to the information circular for that meeting filed on January 12, 2026 with the SEC under Form 6-K and a copy of the Amended CEO Employment Agreement is set out at Schedule "E" of this Information Circular. Please refer to "*Approval of Amended CEO Employment Agreement*" in this Information Circular for more information.

The Board of Directors of the Company has approved the Amended CEO Employment Agreement and recommends that shareholders eligible to vote also vote to approve the Amended CEO Employment Agreement. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of the Amended CEO Employment Agreement.

7. **Approval of Long-Term Incentive Plan**

At the Meeting, Shareholders will be asked to approve the Company's Long-Term Incentive Plan, a copy of which is attached as Schedule "A" hereto. Please refer to "*Approval of 2022 Long-Term Incentive Plan*" in this Information Circular for more information.

The Board of Directors of the Company has approved the Company's Long-Term Incentive Plan and recommends that shareholders eligible to vote also vote to approve the plan. Unless otherwise directed, the management designee named in the enclosed Proxy will vote in favour of the Company's Long-Term Incentive Plan.

APPROVAL OF AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT

ZenaTech entered into an Amended and Restated Management Services Agreement with Epazz on April 15, 2026 (the "**Restated MSA**") which amends and restates the Management Services Agreement previously entered between the Company and Epazz (the "**Original MSA**"). Epazz may be considered a "related party" to the Company as Dr. Passley is the CEO of both Epazz and the Company. As a result, shareholder approval of the MSA is required pursuant to MI 61-101. A summary of certain terms of the Restated MSA is set forth below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is set out at Schedule "C" of this Information Circular.

Under the Restated MSA, Epazz provides to the Company certain management and operational services (collectively, the "**Services**"), including: (a) software development, programming, and technical support services; (b) office space, facilities, and hosting services; (c) project management and business development support; (d) manufacturing operations, including personnel, equipment, and facilities for drone production; (e) administrative, human resources, and general management support; and (f) travel, banking, and corporate services. In addition, Epazz has agreed to make available to the Company such personnel as are reasonably necessary to perform the Services, including software developers, manufacturing technicians, project managers, and administrative staff. Epazz currently provides approximately 240 contractors to the Company through this arrangement.

ZenaTech agreed to compensate Epazz for the Services at cost plus a markup of twenty percent (20%) on all expenses incurred by Epazz in providing the Services. For the avoidance of doubt, "cost" includes direct labor, materials, facilities, equipment usage, and overhead reasonably allocable to the Services. The payments made to Epazz are to be allocated as follows: seventy percent (70%) of each amount paid shall be satisfied by reduction of the outstanding affiliate advances owed by Epazz to the Company. Epazz acknowledges that the application of the funds toward the

affiliate advances constitutes a dollar-for-dollar reduction in the inter-company receivable recorded on the Company's consolidated financial statements. The advance repayments shall be applied first to reduce any short-term advances, and thereafter to reduce long-term advances, and thirty percent (30%) of each amount paid shall be wired by the Company to Epazz within thirty (30) days of the Company's receipt of each invoice.

This Restated MSA shall continue for a period of two years unless earlier terminated in accordance with the terms of the Restated MSA. However, the parties have acknowledged that the payment allocation framework set forth in the Restated MSA shall continue until all affiliate advances have been fully reduced to zero, regardless of whether the term of the Restated MSA has expired, unless otherwise agreed in writing. In addition, the Restated MSA may be terminated at any time by mutual written consent of the Parties or by either party upon sixty (60) days' written notice if the other party materially breaches any provision of the Restated MSA and fails to cure such breach within thirty (30) days after receiving written notice thereof.

The Board of Directors of the Company has approved the Restated MSA and recommends that shareholders eligible to vote also vote to approve the Restated MSA. A majority of the shareholders of the Company must approve the Restated MSA as described below under "*Shareholder Approval*" below.

APPROVAL OF RELATED PARTY ACQUISITIONS

Approval of Acquisition of IQ Drone Technology

Background to the Transaction

On February 10, 2026, the Company's CEO and director, Dr. Passley, contacted the other directors of the Board to consider acquiring certain assets from Epazz, a company controlled by Dr. Passley. Dr. Passley explained that the assets would provide certain material benefits directly to the Company and its stakeholders as described below.

From February 10, 2026 to February 27, 2026, informal discussions were held between the Board and Dr. Passley regarding the assets proposed to be acquired by the Company, including with respect to the rapid expansion of the drone industry, the benefits the assets would provide to the Company's drone business, the cost to purchase the assets, and the plan for integration of the assets into the Company's business. It was determined by the Board that there were potentially significant benefits from the acquisition of the assets, including that the assets would help to materially enhance the Company's line of drones to be made available to the market. Accordingly, Dr. Passley was asked to provide a cost estimate to the board for the assets.

Thereafter, Dr. Passley began discussions with certain financial advisors regarding the value of the assets proposed to be sold to the Company. On March 18, 2026, Dr. Passley discussed the purchase price with the Board, explaining the potential value for each product to the Company and proposed a price of USD$30 million. The Board considered the price and, after taking into consideration the familiarity of the assets to be purchased to Dr. Passley as the CEO of the Company, the Board agreed to proceed, subject to the approval of the Company's shareholders.

On April 3, 2026, an Asset Purchase Agreement with respect to the assets proposed to be acquired was delivered to the Board by Dr. Passley. The directors of the Company reviewed the agreement individually and had discussions among themselves, excluding Dr. Passley. Given the limited provisions contained in the agreement, the Board did not review the agreement with its legal counsel.

On April 7, 2026, Mr. Sherman, the Company's CFO and a director, discussed the terms of the Asset Purchase Agreement with Dr. Passley, particularly the value of the assets to be acquired. Between April 7, 2026 and April 13, 2026, Mr. Sherman discussed the matter with the other members of the Board. On April 13, 2026, the Board discussed the matter at a meeting of directors and determined to adjust the terms of compensation payable under the Asset Purchase Agreement to reduce the purchase price from USD$30 million to USD$25 million based on an internal

determination of their value. These terms were subsequently presented to, and accepted by, Dr. Passley given the incentives payable to him in his recent employment agreement. Accordingly, it was determined by the Board to proceed with the acquisition with shareholder approval at a meeting of shareholders.

On April 15, 2026, an Amended and Restated Asset Purchase Agreement (the "**Purchase Agreement**") was presented by Dr. Passley to the Board. The independent directors of the Board, after carefully considering the terms of the Purchase Agreement and the transactions contemplated thereby, unanimously determined that the Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders. On April 15, 2026, the Board, after carefully considering the terms of the Purchase Agreement and the transactions contemplated thereby, unanimously determined that the Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

The Amended and Restated Asset Purchase Agreement

The Purchase Agreement contains the following material terms. A summary of certain terms of the Purchase Agreement is set out below, is not complete and is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is set out at Schedule "D" of this Information Circular.

The Company entered into the Purchase Agreement with Epazz on April 15, 2026 pursuant to which the Company proposes to acquire certain assets from Epazz, subject to shareholder approval. The terms of consideration for the proposed acquisition of Epazz assets are as follows: (i) USD$3 million of the purchase price shall be satisfied by the set-off and application of affiliate advances owed by Epazz to the Company or its affiliates and (ii) 10,426,540 common shares at a price of USD$2.11 per share (the "**Share Consideration**"), for an aggregate consideration of USD$25 million. The Share Consideration is to be allocated as follows:

Asset	Allocation %	Purchase Price	Advance Reduction	Share Amount	Common Shares
IQ Rover	20%	$5,000,000	$600,000	$4,400,000	2,085,308
IQ Max	20%	$5,000,000	$600,000	$4,400,000	2,085,308
IQ Flex	20%	$5,000,000	$600,000	$4,400,000	2,085,308
ZenaDrone 2000	40%	$10,000,000	$1,200,000	$8,800,000	4,170,616
Total	**100%**	**$25,000,000**	**$3,000,000**	**$22,000,000**	**10,426,540**

Under the Purchase Agreement, all transfer, documentary, sales, use, stamp, registration, and other similar taxes, fees, and charges applicable to the sale and transfer of the acquired assets pursuant to the Purchase Agreement shall be borne equally by Epazz and the Company, unless otherwise required by applicable law.

The agreement contains representations, warranties and covenants customary for transactions of this nature, as well as customary indemnification provisions given by each party to the other.

The Purchase Agreement is governed by and construed in accordance with the laws of the State of Illinois, USA without giving effect to any choice-of-law principles that would require the application of the laws of any other jurisdiction. Any dispute arising out of or relating to the Purchase Agreement shall first be submitted to good-faith negotiation between senior representatives of the parties. If unresolved within thirty (30) days, such dispute shall be submitted to binding arbitration in Chicago, Illinois, under the rules of the American Arbitration Association.

Acquisition of Provitrac Technology

On April 18, 2026, Dr. Passley again contacted the other directors of the Board to consider acquiring certain additional assets owned by Epazz and its subsidiary Provitrac, Inc ("**Provitrac**") and the shares of Epazz's subsidiary K9 Sky

Inc. ("**K9**"), which also holds certain assets. Dr. Passley explained that the assets would provide certain material benefits directly to the Company and its stakeholders as described below.

From April 18, 2026 to April 22, 2026, informal discussions were held between the Board and Dr. Passley regarding the assets proposed to be acquired by the Company, including with respect to the cost to purchase the assets, and the plan for integration of the assets into the Company's business. It was determined by the Board that there were potentially significant benefits from the acquisition of the assets, including that the assets would help to materially enhance the Company's line of drones to be made available to the market. Accordingly, Dr. Passley was asked to provide a cost estimate to the board for the assets.

Dr. Passley determined the price to be approximately $13 million. The Board considered the terms and determined to adjust the terms under the Provitrac Purchase Agreement (as defined below) to reduce the purchase price from USD$13 million to USD$11 million based on an internal determination of their value. These terms were subsequently presented to, and accepted by, Dr. Passley at a price of $11,080,000. Accordingly, it was determined by the Board to proceed with the acquisition with shareholder approval at a meeting of shareholders.

On April 27, 2026, an asset purchase agreement (the "**Provitrac Purchase Agreement**", collectively with the Purchase Agreement, the "**Purchase Agreements**") was presented by Dr. Passley to the Board. The independent directors of the Board, after carefully considering the terms of the Provitrac Purchase Agreement and the transactions contemplated thereby, unanimously determined that the Provitrac Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders. On April 27, 2026, the Board, after carefully considering the terms of the Provitrac Purchase agreement and the transactions contemplated thereby, unanimously determined that the Provitrac Purchase Agreement and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

The Provitrac Purchase Agreement

The Provitrac Purchase Agreement contains the following material terms. A summary of certain terms of the Provitrac Purchase Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule "D" hereto.

Provitrac and Epazz agreed to sell to the Company's subsidiary, NOW Solutions, the Provitrac assets described below. In addition, the Company, through its subsidiary, ZooOffice Inc., agreed to acquire from Epazz certain OS technology and the shares of K9 owned by Epazz.

In consideration for the sale and transfer of the Provitrac assets, BoxesOS Technology, and K9 Sky Shares, ZenaTech agreed to issue to Epazz an aggregate of 258,533 Super Voting Shares and 1,108,000 Preferred Shares (collectively, the "**Consideration Shares**"), having an aggregate deemed value of USD$11,080,000, calculated using the stated value of $30.00 per Super Voting Share and $3.00 per Preferred Share.

The Consideration Shares shall be allocated among the acquired assets as follows:

Asset	**Alloc %**	**Deemed Value**	**SVS Value (70%)**	**SVSShares**	**PS Value (30%)**	**PS Shares**	**Receiving Entity**
Provitrac Assets	40%	$4,432,000	$3,102,400	103,413	$1,329,600	443,200	Now Solutions

BoxesOS Technology	20%	$2,216,000	$1,551,200	51,707	$664,800	221,600	ZooOffice
K9 Sky Shares	40%	$4,432,000	$3,102,400	103,413	$1,329,600	443,200	ZooOffice
TOTAL	**100%**	**$11,080,000**	**$7,756,000**	**258,533**	**$3,324,000**	**1,108,000**	

The Provitrac Purchase Agreement contains representations, warranties and covenants customary for transactions of this nature, as well as customary indemnification provisions given by each party to the other.

The Provitrac Purchase Agreement is governed by and construed in accordance with the laws of the State of Illinois, USA without giving effect to any choice-of-law principles that would require the application of the laws of any other jurisdiction. Any dispute arising out of or relating to the Provitrac Purchase Agreement shall first be submitted to good-faith negotiation between senior representatives of the parties. If unresolved within thirty (30) days, such dispute shall be submitted to binding arbitration in Chicago, Illinois, under the rules of the American Arbitration Association.

BENEFITS AND APPROVALS REQUIRED FOR RESTATED MSA AND PURCHASE AGREEMENTS

Related Parties

As disclosed above, Epazz is considered a "related party" to ZenaTech as Dr. Passley is a control person of both the Company and Epazz.

Benefits of the Restated MSA

Dr. Passley believes the Restated MSA will result in the following benefits to the Company:

- The advances made by the Company to Epazz will be repaid over time.
- More clarity in the costs of the services to be provided by Epazz.
- Ensuring that Epazz will have sufficient personnel to support the Company.

Benefits of the Purchase Agreements

Dr. Passley believes the assets proposed to be acquired under the Purchase Agreements will result in the following benefits to the Company:

- Increase in revenue and cash flow once the assets are integrated.
- Additional drone offerings by the Company that will generate additional revenue and cash flow.
- A better version of the ZenaDrone 1000 and other drones may be produced as a result of the acquisitions resulting in increased revenues and cashflow in the future.
- Control of critical technology and no licensing fees.

Determination of the Board

The Board (excluding Dr. Passley), having undertaken a thorough review of, and having carefully considered, the terms of the Restated MSA, the Purchase Agreements and the services and transactions contemplated thereby, has unanimously determined that the Restated MSA and the Purchase Agreements and the transactions contemplated thereby are in the best interests of the Company and fair to its shareholders.

Reasons for the Determination

The following includes forward-looking information and readers are cautioned that actual results may vary. See "Risk Factors" below.

The Board's determinations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Board is not intended to be exhaustive but includes a summary of the material information and factors considered by the Board in its consideration of the Restated MSA and the Purchase Agreements and the services and transactions contemplated thereby. In view of the variety of factors and the amount of information considered in connection with the Board's review and evaluation of the Restated MSA and the Purchase Agreements and the services and transactions contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determinations. The determinations of the Board were made after consideration of the factors noted below, other factors, and pursuant to its knowledge of the business, financial condition and prospects of the Company. Individual members of the Board may have assigned different weights to different factors.

In making its determinations, the Board considered various factors, including those set out below:

- ***Benefits to the Company***. The Company considered the benefits of the services to be provided to the Company under the Restated MSA and the assets to be acquired under the Purchase Agreements to the business of the Company, including those benefits described above.

- ***Strategic Alternatives***. The Board reviewed and considered alternatives to acquiring the services contemplated under the Restated MSA and acquiring the assets contemplated under the Purchase Agreements from third parties and the associated costs and benefits, including the familiarity of the services and assets to Dr. Passley and his team.

- ***Terms of Agreements***. The Board considered the terms and conditions of the Restated MSA, the Purchase Agreements and the services and transactions contemplated thereby, including the anticipated value of the services to be acquired and the anticipated value of the assets to be acquired and the consideration to be paid in exchange for them.

- ***Capital Requirements***. The Board considered (i) the ongoing capital requirements of the Company (ii) that the advances by the Company to Epazz were being effectively repaid by set-off under the Restated MSA and (iii) the consideration under the Purchase Agreements was to be paid in shares as opposed to cash.

- ***Related Party Holdings.*** The Board also considered increased holdings in the Company by Dr. Passley as a result of the completion of the transactions proposed under the Purchase Agreement, as well as the dilutive effect of the holdings of Dr. Passley pursuant to any future equity financings conducted by the Company.

The Board of Directors recommends a vote "for" the matters contemplated by the Transaction Approval Resolution (set forth below) relating to the Restated MSA and the Purchase Agreements and the services and transactions contemplated thereby as described below.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Restated MSA, the Purchase Agreements and the services and transactions contemplated thereby. The Company conducted an assessment of the requirements of MI 61-101 and determined that minority shareholder approval is not required to approve the Restated MSA or the Purchase Agreements and services and transactions contemplated thereby as MI 61-101 provides an exemption from the minority approval and formal valuation requirements of MI 61-101 where the value of the consideration to be paid is less than 25% of the Company's market capitalization.

As described below, the value of the consideration payable under the Restated MSA is less than 25% of the Company's market capitalization, hence the formal valuation and minority shareholder approval requirements of MI 61-101 will not apply to the Restated MSA. Furthermore, the value of the consideration to be paid under the Purchase Agreements is lower than 25% of the Company's market capitalization, hence the formal valuation and minority shareholder approval requirements of MI 61-101 will not apply to the Purchase Agreements and the transactions contemplated thereby.

In order for the Restated MSA and the consideration to be issued under the Purchase Agreements to be approved, the Transaction Approval Resolution (as defined below), the full text of which is set forth below, must be approved by a majority of the voting securities of the Company.

The enclosed form of proxy or voting instruction form permits shareholders to vote FOR or AGAINST the Shareholder Approval Resolution. If you do not specify how you want your Voting Securities voted, the persons named as proxyholders in the enclosed form of proxy or voting instruction form intend to cast the votes represented by proxy at the Meeting FOR the ordinary resolution approving the proposed Restated MSA and the Purchase Agreements and transactions contemplated thereby.

Interests of Certain Persons in Matters to be Voted Upon

Except as otherwise disclosed in this document, none of the directors or officers of the Company, or to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, in the Restated MSA or the Purchase Agreements or transactions contemplated thereby or the Shareholder Approval Resolution that would materially affect their approval, except an interest arising from the ownership of the Common Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

Voting Securities Held by Directors and Executive Officers

As of the Record Date, the directors and executive officers of the Company (other than Dr. Passley) beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 717,799 Common Shares, representing approximately 1% of the issued and outstanding Common Shares on an undiluted basis. Dr. Passley controls an aggregate of 27,545,379 Common Shares and 85,000 Super Voting Shares representing approximately 82% of the issued and outstanding voting securities of the Company on an undiluted basis.

Canadian Securities Laws Matters

MI 61-101

MI 61-101 applies where an issuer proposes to enter into a transaction or connected transactions with a related party, including obtaining services from or issuing securities to a related party. MI 61-101 is intended to protect minority shareholder interests in a company, particularly where parties interested in a proposed transaction hold a large voting block of shares, to ensure procedural fairness to minority shareholders.

MI 61-101 provides that certain "related party transactions" between an issuer and a "related party" are subject to the formal valuation and minority approval requirements set forth in MI 61-101. MI 61-101 provides that where an issuer provides services or issues securities to a related party, directly or through connected transactions, those transactions may be considered "related party transactions" for the purposes of MI 61-101. The Restated MSA and the Purchase Agreements and the services and transactions contemplated thereby constitute "related party transactions" within the meaning of MI 61-101 because (i) the Restated MSA involves the provision of services by a related party to the Company and (ii) the Purchase Agreements requires the issuance of securities by the Company to a related party.

Under MI 61-101, a "related party" includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. As a result, the Company's directors and officers (including Dr. Passley), GlobalTek and Epazz would be excluded from voting their shares of the Company in connection with the approval of the Restated MSA and the Purchase Agreements and the services and transactions contemplated thereby, unless an exemption from this requirement as set out in MI 61-101 applies.

MI 61-101 excludes the formal valuation and minority approval requirements for related party services and for issuances of securities to a related party, where the value of the services to be provided under the Restated MSA or the securities to be issued under the Purchase Agreements, separately, is less than 25% of the Company's market capitalization. As of April 15, 2026, the Company's market capitalization was approximately USD$156 million, while the value of the services to be provided under the Restated MSA and the value of the consideration to be issued under the Purchase Agreements were each under USD$36 million. Therefore, the value of the services under the Restated MSA and the consideration to be paid under the Purchase Agreements is substantially less than the Company's market capitalization and the formal valuation and minority approval requirements under MI 61-101 do not apply to approval of the Restated MSA or the Purchase Agreements.

Risk Factors

Shareholders should carefully consider the following risks related to the services and transactions contemplated by the Restated MSA and the Purchase Agreements. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company, may also adversely affect the services and transactions contemplated by the Restated MSA and the Purchase Agreements. The following risk factors are not a definitive list of all risk factors associated with the services and transactions contemplated by the Restated MSA and the Purchase Agreements.

Required Shareholder Approval

The Transactions Approval Resolution (as defined below) requires that the services and transactions contemplated by the Restated MSA and the Purchase Agreements be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting and entitled to vote. There can be no certainty, nor can the Company provide any assurance, that the required shareholder approval will be obtained. If the required shareholder approval is not obtained, the Company will not be able to complete the services contemplated by the Restated MSA or the transactions contemplated by the Purchase Agreements, which may have a material adverse effect on the Company, its business, financial condition, results of operations and cash flows.

Purchase of Assets

There can be no assurance that the benefits expected from the services to be provided under the Restated MSA or the acquisition of the assets pursuant to the Purchase Agreements will be obtained which could have a material adverse effect on the business of the Company, its financial position, results of operations and cash flows.

Risks Relating to the Company

Whether or not the proposed services and transactions are completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company's Annual Report on Form 20-F filed with the SEC and other SEC filings made by the Company, which are available under the Company's profile on EDGAR www.sec.gov.

In addition, see the "Risk Factors" contained in the Company's latest Form 20-F filed with the SEC, as well as the risk factors contemplated in the other filings made with the SEC by the Company, which are available under the Company's name on EDGAR at www.sec.gov/edgar.

The Transactions Approval Resolution

Shareholders will be asked to consider, and if deemed advisable, to pass an ordinary resolution at the Meeting to permit the services and transactions contemplated by the Restated MSA and the Purchase Agreements (the "**Transactions Approval Resolution**"). The complete text of the Second Transactions Approval Resolution, which management intends to place before the Meeting for confirmation and ratification, with or without modification, is as follows:

"**IT IS HEREBY RESOLVED** that:

1. The services contemplated by the Restated MSA are hereby authorized, ratified and approved.

2. The transactions contemplated by the Purchase Agreements are hereby authorized, ratified and approved.

3. The Restated MSA is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the Restated MSA on behalf of the Company is hereby approved, authorized and ratified.

4. The Purchase Agreements are hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution and delivery of the Purchase Agreement on behalf of the Company is hereby approved, authorized and ratified.

5. The Company is hereby authorized to obtain the services contemplated by the Restated MSA and to issue the shares, including the Preferred Shares and Super Voting Shares, in the amounts and at the prices and on the terms as contemplated by the Purchase Agreements.

6. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, including, without limitation, the execution of

any such document or the doing of any such other act or thing being conclusive evidence of such determination.

7. All actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing resolutions are hereby approved, ratified and confirmed in all material respects.

THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" THE TRANSACTIONS CONTEMPLATED BY THE TRANSACTIONS APPROVAL RESOLUTION. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the ordinary resolution to permit the contemplated Transactions. To be effective, the Transactions Approval Resolution must be passed by not less than the majority of the votes cast by shareholders of the Company in person or by proxy at the Meeting as provided in MI 61-101.

APPROVAL OF AMENDED CEO EMPLOYMENT AGREEMENT

Background

At the Special Meeting of Shareholders of the Company held on January 30, 2026, the Company's shareholders approved a CEO Employment Agreement pursuant to which Dr. Passley was issued certain compensation for his services given the value, time, effort and expertise provided by Dr. Passley to the Company, including salary, equity grants and performance-based equity grants. Subsequently, in April 2026, the Compensation Committee of the Board reviewed Dr. Passley's performance and the strategic milestones now facing the Company, including the integration of multiple defense-technology product lines, the Company's ongoing capital-markets program and the Company's announced acquisition pipeline, and has determined that it is in the best interests of the Company and its shareholders to provide Dr. Passley with an enhanced, multi-track, performance-vesting equity incentive that more closely aligns Dr. Passley's compensation with measurable financial outcomes for shareholders.

Accordingly, on April 27, 2026, the Company entered into an Amended CEO Employment Agreement with Dr. Passley pursuant to which Dr. Passley shall be granted performance warrants (the "Warrants") based on the Company achieving certain milestones as set forth below. A summary of certain terms of the Amended CEO Employment Agreement is set out below, is not complete and is qualified in its entirety by the full text of the agreement, a copy of which is attached as Schedule "E" hereto. Capitalized terms set forth below are defined in the Amended CEO Employment Agreement.

Terms of the Amended CEO Employment Agreement

The following table sets forth certain information relating to Warrants to be issued to Dr. Passley upon the Company achieving each of the following levels of trailing-twelve-month Gross Revenue. These Warrants vest and become immediately exercisable for a period of ten (10) years from the April 27, 2026:

Trailing 12-Month Gross Revenue	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value*
USD $25,000,000	500,000	10,000	USD $1,266,300
USD $50,000,000	1,000,000	25,000	USD $2,543,250
USD $100,000,000	2,000,000	50,000	USD $5,086,500
USD $250,000,000	3,500,000	75,000	USD $8,874,750

USD $500,000,000	5,000,000	100,000	USD $12,663,000

* *Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share.*

The following table sets forth certain information relating to Warrants to be issued to Dr. Passley upon the Company achieving each of the following levels of EBITDA in any fiscal year. These Warrants vest and become immediately exercisable for a period of ten (10) years from April 27, 2026:

Annual EBITDA	**Preferred Share Warrants**	**SVS Warrants**	**Aggregate Notional Value***
Positive EBITDA (any positive amount)	250,000	5,000	USD $633,150
USD $10,000,000	750,000	15,000	USD $1,899,450
USD $25,000,000	1,500,000	35,000	USD $3,809,550
USD $50,000,000	2,500,000	60,000	USD $6,353,250
USD $100,000,000	4,000,000	100,000	USD $10,173,000

*Aggregate *notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share*

The following sets forth certain information relating to Warrants to be issued to Dr. Passley upon the Company achieving each of the following levels of Market Capitalization, measured on a fully diluted basis using a thirty (30) consecutive trading-day volume weighted average price (VWAP) on the Nasdaq Capital Market. These Warrants vest and become immediately exercisable for a period of ten (10) years from April 27, 2026:

Fully-Diluted Market Capitalization	**Preferred Share Warrants**	**SVS Warrants**	**Aggregate Notional Value***
USD $500,000,000	500,000	10,000	USD $1,266,300
USD $1,000,000,000	1,500,000	30,000	USD $3,798,900
USD $2,500,000,000	3,000,000	60,000	USD $7,597,800
USD $5,000,000,000	5,000,000	100,000	USD $12,663,000
USD $10,000,000,000	7,500,000	150,000	USD $18,994,500

* *Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share.*

The following sets forth the total number of Warrants in each category that Dr. Passley may receive under the amended agreement:

Aggregate Maximum Performance Warrants

Track	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value
Revenue Milestones	12,000,000	260,000	USD $30,433,800
EBITDA Milestones	9,000,000	215,000	USD $22,868,400
Market Capitalization Milestones	17,500,000	350,000	USD $44,320,500
TOTAL (all tracks, full vesting)	**38,500,000**	**825,000**	**USD $97,622,700**

** Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share*

Independence of Milestone Tracks

The Revenue Milestones, EBITDA Milestones and Market Capitalization Milestones are independent of one another. Vesting of Warrants under one track shall not affect, limit or accelerate vesting of Warrants under any other track.

Achievement of Milestones

Revenue Milestones and EBITDA Milestones shall be deemed achieved on the date the Compensation Committee certifies, in writing, that the applicable threshold has been met based on the Company's audited consolidated financial statements for the relevant fiscal year (or, in the case of trailing-twelve-month Gross Revenue, based on the Company's reviewed quarterly financial statements together with the most recent audited financial statements).

Market Capitalization Milestones shall be deemed achieved on the first trading day on which the thirty (30)-day VWAP-based Market Capitalization equals or exceeds the applicable threshold, as confirmed in writing by the Company's transfer agent and the Compensation Committee.

Vesting; Exercise

Warrants shall vest in full upon the achievement of the corresponding Milestone, with no further service-based vesting requirement, provided that Dr. Passley remains employed by the Company on the date the Milestone is achieved.

Effect of Termination

(a) If Dr. Passley's employment is terminated by the Company without Cause, or by Dr. Passley for Good Reason, or by reason of Dr. Passley's death or Disability, all Performance Warrants granted under the Amended CEO Employment Agreement shall remain outstanding and shall continue to vest in accordance with their terms based on Milestones achieved through the end of the fiscal year following the year of termination, after which any unvested Performance Warrants shall be cancelled.

(b) If Dr. Passley's employment is terminated by the Company for Cause or by Dr. Passley without Good Reason, all unvested Performance Warrants shall be immediately cancelled. Vested Performance Warrants shall remain exercisable for the remaining term of the Warrant.

(c) Upon a Change of Control of the Company, all then outstanding Performance Warrants shall vest in full immediately prior to the closing of such Change of Control, and Dr. Passley shall be entitled to participate in the Change of Control transaction on the same basis as the Company's other shareholders.

Adjustments

The number of Preferred Shares and Super Voting Shares issuable upon exercise of the Warrants and the Exercise Prices are subject to customary adjustment for share splits, share consolidations, share dividends, recapitalizations, reorganizations, mergers and similar corporate transactions.

Clawback

All Performance Warrants granted under the Amended CEO Employment Agreement, and any Preferred Shares or Super Voting Shares issued upon exercise thereof, are subject to recovery, recoupment and forfeiture by the Company under the Company's Clawback Policy adopted under Nasdaq Rules.

Original Agreement Terms

Except as expressly amended hereby, the initial CEO Employment Agreement shall remain in full force and effect in accordance with its terms, except as amended hereby.

Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Amended CEO Employment Agreement and compensation contemplated thereby. The Company conducted an assessment of the requirements of MI 61-101 and determined that minority shareholder approval is not required to approve the Amended CEO Employment Agreement and compensation contemplated thereby as MI 61-101 provides an exemption from the minority approval and formal valuation requirements of MI 61-101 where the value of the consideration to be paid is less than 25% of the Company's market capitalization.

In order for the Amended CEO Employment Agreement to be approved, the Second Transaction Approval Resolution (as defined below), the full text of which is set forth below, must be approved by a majority of the voting securities of the Company.

Related Parties

The CEO of the Company, Dr. Passley, is considered a "related party" to the Company as described above.

Benefits of the Warrants

Dr. Passley believes the Warrants will result in the following benefits to the Company:

- Incentivize Dr. Passley to increase the revenue, EBITDA and market capitalization of the Company for the benefit of all stakeholders.
- Incentivize the continued employment of Dr. Passley as CEO over a ten-year period given the time, value and expertise he provides to the Company.
- Incentivize Dr. Passley to create a more profitable and resilient Company over the long-term for all stakeholders.

Determination of the Compensation Committee and the Board

The Compensation Committee of the Board and the Board (excluding Dr. Passley), having undertaken a thorough review of, and having carefully considered, the terms of the Amended CEO Employment Agreement and have

unanimously determined that the Amended CEO Employment Agreement and the remuneration to Dr. Passley contemplated thereby are in the best interests of the Company and fair to its shareholders.

Reasons for the Determination

The following includes forward-looking information and readers are cautioned that actual results may vary. See "*Risk Factors*" below.

The Board's determinations are based on the totality of the information presented and considered by it. The following summary of the information and factors considered by the Board is not intended to be exhaustive but includes a summary of the material information and factors considered by the Board in its consideration of the Amended CEO Employment Agreement and the services and remuneration contemplated thereby. In view of the variety of factors and the amount of information considered in connection with the Board's review and evaluation of the agreements and the and the services and remuneration contemplated thereby, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determinations. The determinations of the Board were made after consideration of the factors noted below, other factors, and pursuant to its knowledge of the business, financial condition and prospects of the Company. Individual members of the Board may have assigned different weights to different factors.

In making its determinations, the Board considered various factors, including those set out below:

- ***Benefits to the Company***. The Company considered the benefits of the services to be provided to the Company under the Amended CEO Employment Agreement to the business of the Company, including those benefits described above.

- ***Strategic Alternatives***. The Board reviewed and considered the alternatives to acquiring the services contemplated under the Amended CEO Employment Agreement from third parties and the associated costs and benefits, including the level of involvement of Dr. Passley and his team in the Company's business.

- ***Terms of Agreements***. The Board considered the terms and conditions of the Amended CEO Employment Agreement and the services remuneration contemplated thereby, including the anticipated value of the services to be acquired and the consideration to be paid in exchange for them.

- ***Capital Requirements***. The Board considered (i) the ongoing capital requirements of the Company and (ii) that the consideration under the Amended CEO Employment Agreement be paid primarily in shares as opposed to cash.

- ***Related Party Holdings.*** The Board also considered increased holdings in the Company by Dr. Passley as a result of the completion of the milestones proposed under the Amended CEO Employment Agreement, as well as the dilutive effect of the holdings of Dr. Passley pursuant to any future equity financings conducted by the Company.

The Board of Directors recommends a vote "for" the matters contemplated by the Transaction Approval Resolution (set forth below) relating to the Amended CEO Employment Agreement and the compensation contemplated thereby as described below.

Interests of Certain Persons in Matters to be Voted Upon

Except as otherwise disclosed in this document, none of the directors or officers of the Company, or to the knowledge of the directors and executive officers of the Company, any of their respective associates or affiliates, has any material interest, direct or indirect, in the Amended CEO Employment Agreement or compensation contemplated thereby or the Transaction Approval Resolution that would materially affect their approval, except an interest arising from the ownership of the Common Shares where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all shareholders.

Canadian Securities Laws Matters

MI 61-101

MI 61-101 applies where an issuer proposes to enter into a transaction or connected transactions with a related party, including obtaining services from or issuing securities to a related party. MI 61-101 is intended to protect minority shareholder interests in a company, particularly where parties interested in a proposed transaction hold a large voting block of shares, to ensure procedural fairness to minority shareholders.

MI 61-101 provides that certain "related party transactions" between an issuer and a "related party" are subject to the formal valuation and minority approval requirements set forth in MI 61-101. MI 61-101 provides that where an issuer provides services or issues securities to a related party, directly or through connected transactions, those transactions may be considered "related party transactions" for the purposes of MI 61-101. The Amended CEO Employment Agreement and compensation contemplated thereby constitute "related party transactions" within the meaning of MI 61-101, and the initial CEO Employment Agreement and Amended CEO Employment Agreement together constitute "connected transactions" within the meaning of MI 61-101, because they involve the provision of services by a related party to the Company to its CEO for compensation.

Under MI 61-101, a "related party" includes a control person of the entity, directors, executive officers and shareholders holding over 10% of the voting rights attached to the voting securities of the issuer. As a result, the Company's directors and officers (including Dr. Passley), GlobalTek and Epazz would be excluded from voting their shares of the Company in connection with the approval of the Amended Employment Agreement and the services and compensation contemplated thereby, unless an exemption from this requirement as set out in MI 61-101 applies.

MI 61-101 excludes the formal valuation and minority approval requirements for related party services and for issuances of securities to a related party, where the value of the services to be provided under the initial CEO Employment Agreement and Amended CEO Employment Agreement, separately, is less than 25% of the Company's market capitalization. As of April 27, 2026, the Company's market capitalization was approximately USD$156 million, while the value of the services to be provided and compensation to be paid under the initial CEO Employment Agreement and Amended CEO Employment Agreement is less than $10 million, considering that future based compensation subject to the achievement of milestones cannot currently be valued given corresponding increase in the assets and revenues of the Company at the future time. Therefore, the value of the services under the initial CEO Employment Agreement and Amended CEO Employment Agreement is substantially less than the Company's market capitalization and the formal valuation and minority approval requirements under MI 61-101 do not apply to approval of the initial CEO Employment Agreement and Amended CEO Employment Agreement.

Risk Factors

Shareholders should carefully consider the following risks related to the Amended CEO Employment Agreement. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company,

may also adversely affect these agreements. The following risk factors are not a definitive list of all risk factors associated with the Amended CEO Employment Agreement.

Required Shareholder Approval

The Transaction Approval Resolution (as defined below) requires that the terms contemplated by the Amended CEO Employment Agreement be approved by a simple majority of the votes cast by the shareholders present in person or represented by proxy at the Meeting and entitled to vote. There can be no certainty, nor can the Company provide any assurance, that the required shareholder approval will be obtained. If the required shareholder approval is not obtained, the Company will not be able to complete the terms contemplated by the Amended CEO Employment Agreement, which may have a material adverse effect on the Company, its business, financial condition, results of operations and cash flows.

Benefits of Agreement

There can be no assurance that the benefits expected from the services to be provided under Amended CEO Employment Agreement will be obtained which could have a material adverse effect on the business of the Company, its financial position, results of operations and cash flows.

Risks Relating to the Company

Whether or not the proposed terms under the Amended CEO Employment Agreement are completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in the Company's Annual Report on Form 20-F filed with the SEC and other SEC filings made by the Company, which are available under the Company's profile on EDGAR www.sec.gov.

In addition, see the "Risk Factors" contained in the Company's latest Form 20-F filed with the SEC, as well as the risk factors contemplated in the other filings made with the SEC by the Company, which are available under the Company's name on EDGAR at www.sec.gov/edgar.

The Second Transaction Approval Resolution

Shareholders will be asked to consider, and if deemed advisable, to pass an ordinary resolution at the Meeting to adopt and approve the Amended CEO Employment Agreement (the "**Second Transaction Approval Resolution**"). The complete text of the Second Transaction Approval Resolution, which management intends to place before the Meeting for confirmation and ratification, with or without modification, is as follows:

"**IT IS HEREBY RESOLVED** that:

1. The terms contemplated by the Amended CEO Employment Agreement are hereby authorized, ratified and approved.

2. The Amended CEO Employment Agreement is hereby authorized, ratified and approved with such changes or alterations as any director or officer of the Company may deem necessary or advisable, and the execution

and delivery of the Amended CEO Employment Agreement on behalf of the Company is hereby approved, authorized and ratified.

3. The Company is hereby authorized to pay the remuneration contemplated by the Amended CEO Employment Agreement, including by issuing the Equity Grants, Performance Grants, Performance Warrants, Preferred Shares and Super Voting Shares contemplated by the Amended CEO Employment Agreement, in the amounts and at the prices and on the terms as contemplated by the Amended CEO Employment Agreement.

4. Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute, or to cause to be executed, whether under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this resolution, including, without limitation, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

5. All actions heretofore taken by or on behalf of the Company in connection with any matter referred to in any of the foregoing resolutions are hereby approved, ratified and confirmed in all material respects.

THE DISINTERESTED MEMBERS OF THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" THE TERMS CONTEMPLATED BY THE SECOND TRANSACTION APPROVAL RESOLUTION. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote "For" the ordinary resolution to adopt the contemplated terms in the agreements. To be effective, the Second Transaction Approval Resolution must be passed by not less than the majority of the votes cast by shareholders of the Company in person or by proxy at the Meeting as provided in MI 61-101.

CAPITALIZATION OF ZENATECH

The following table summarizes the Company's capitalization on December 31, 2025, and as of the date of this Information Circular, assuming the issuance of the Common Shares to Dr. Passley as contemplated by the Purchase Agreements, the initial CEO Employment Agreement and Amended CEO Employment Agreement.

Description of Security	Amount Authorized	Outstanding as of December 31, 2025	Outstanding as of the Date Hereof	Outstanding Upon Conversion of Warrants
Convertible Lines of Credit	$64,500,000	$5,582,142	$6,547,206	n/a
Long-Term Debt[(1)]	n/a	$17,250,190	$16,943,215	n/a
Common Shares[(2)]	Unlimited	48,020,885	87,120,900	88,726,451 [(2)]

Description of Security	Amount Authorized	Outstanding as of December 31, 2025	Outstanding as of the Date Hereof	Outstanding Upon Conversion of Warrants
Preferred Shares(3)	100,000,000	17,270,000	17,570,000	0
Super Voting Shares	100,000,000	60,000	185,000	n/a
Warrants	1,605,551	1,605,551	1,605,551	13,398,006

Notes:

(1) All long-term debt is unguaranteed and unsecured debt.

(2) Comprised of 87,120,900 Common Shares issued and outstanding plus 13,398,006 Common Shares issuable upon exercise of warrants. Of the number of warrants outstanding, 11,792,455 are exercisable at a price of US$2.50 per share until November 14, 2026, 22,056 are exercisable at a price of $.90 per share for a period of 36 months from the date that the Common Shares are listed for trading on a recognized stock exchange, 41,666 are exercisable at a price of $12 or $8.77 USD per share for a period of three years after the Company's shares are listed for trading on a recognized stock exchange, 291,829 are exercisable at a price of $1 USD or $1.368 per share for a period of three years after the Common Shares are listed for trading on a recognized stock exchange, and 1,250,000 warrants are exercisable at $1.77 USD per share until October 31, 2027.

(3) Preferred Shares have a dilution rate of three Common Shares for each Preferred Share converted.

APPROVAL OF 2022 LONG-TERM INCENTIVE PLAN

At the Meeting, Shareholders will be asked to pass an ordinary resolution to approve the Company's 2022 Long-Term Incentive Plan pursuant to which it plans to issue stock options or other incentive-based compensation securities to directors, officers, employees and consultants going forward. A copy of the Company's 2022 Long-Term Incentive Plan is set out at Schedule "A" to this Information Circular.

The 2022 Long-Term Incentive Plan was approved by the Board on December 1, 2022, for which the Company obtained shareholder approval at the annual and special meeting of shareholders held March 17, 2025. The Board has not made distributions of any securities-based compensation awards to the Company's directors and officers under the 2022 Long-Term Incentive Plan.

A summary of certain terms of the 2022 Long-Term Incentive Plan is set out below, is not complete and is qualified in its entirety by the full text of the 2022 Long-Term Incentive Plan. All capitalized terms contained in the summary below have the meanings given to them in the 2022 Long-Term Incentive Plan.

Eligibility, Purpose, and Administration

Employees, Directors and Consultants of the Company and its Affiliates will be eligible to participate in the 2022 Long-Term Incentive Plan. The purpose of the 2022 Long-Term Incentive Plan is to advance the interests of the Company and its shareholders by providing to Participants a performance incentive for continued and improved services with the Company and its Affiliates.

The Board or a committee authorized by the Board will be responsible for administering the 2022 Long-Term Incentive Plan. The Board will have full and exclusive discretionary power to interpret the terms and the intent of the 2022 Long-Term Incentive Plan and any Award Agreement or other agreement in connection with the 2022 Long-Term Incentive Plan, to determine eligibility for Awards, and to adopt such rules, regulations and guidelines for administering the 2022 Long-Term Incentive Plan as the Board may deem necessary. The Board has authorized the Compensation and Governance Committee to administer the 2022 Long-Term Incentive Plan on its behalf and the Committee has wide ranging authority and powers with respect to the administration of the 2022 Long-Term Incentive Plan.

The 2022 Long-Term Incentive Plan will permit grant of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Unit Awards, Other Share-Based Awards, Performance Awards or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the 2022 Long-Term Incentive Plan to eligible Participants.

Common Shares Issuable Pursuant to the 2022 Long-Term Incentive Plan

Subject to certain adjustment as provided in the 2022 Long-Term Incentive Plan, the maximum number of Common Shares issuable upon the exercise or redemption and settlement of all Awards granted under the 2022 Long-Term Incentive Plan shall not exceed 20% of the issued and outstanding Common Shares of the Company at the time of granting of the Award.

As at the date hereof, there were no options or other awards issued and outstanding under the 2022 Long-Term Incentive Plan. Accordingly, as of the date of this Information Circular, the Company will have room under the 2022 Long-Term Incentive Plan to issue Awards representing up to 17,337,059 Common Shares to Participants, representing approximately 19.9% of the current issued and outstanding Common Shares.

Types of Stock Awards Authorized by the 2022 Long-Term Incentive Plan

Options

Options may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the 2022 Long-Term Incentive Plan.

The exercise price per each Common Share purchasable under any Option granted pursuant to this Article cannot be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Options and (b) the date of grant of the Options. The term of each Option will be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds).

The terms of an option may not be amended once issued. If an option is cancelled prior to its expiry date, the Company must post notice of the cancellation and shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

Stock Appreciation Rights

The Committee may grant Stock Appreciation Rights in tandem with all or part of any Option granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the 2022 Long-Term Incentive Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

Stock Appreciation Rights will be subject to such terms and conditions, not inconsistent with the provisions of the 2022 Long-Term Incentive Plan, as determined from time to time by the Committee as of the date of grant, including (i) when Stock Appreciation Rights vest and become exercisable and terms of exercise (ii) such other terms and conditions on the exercise of any Stock Appreciation Right, as the Committee deems appropriate.

Restricted Shares and Restricted Share Units

Awards of Restricted Shares and Restricted Share Units may be granted to Participants, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan, and such Restricted Share Awards and Restricted Share Unit Awards will also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and Exchange Rules.

The terms of any Restricted Share Award or Restricted Share Unit Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan.

A Participant who holds a Restricted Share Unit Award shall only have those rights specifically provided for in the Award Agreement. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award.

Other Share-Based Awards

Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property, including deferred share units, may be granted to Participants either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. Other Share-Based Awards will also be available as a form of payment for other Awards granted under the 2022 Long-Term Incentive Plan and other earned cash-based compensation.

The terms of Other Share-Based Awards granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. Except as may be provided in an Award Agreement, Other Share-Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis.

Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their annual compensation. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their Board committee compensation or annual meeting fees. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

Performance Awards

Performance Awards, as determined by the Committee in its sole discretion, may be granted to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the 2022 Long-Term Incentive Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and shall be based upon criteria that are objective in nature as determined by the Committee in its discretion.

The terms of any Performance Award granted under the 2022 Long-Term Incentive Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the 2022 Long-Term Incentive Plan. The performance criteria to be achieved during any Performance Period shall be objective in nature and disclosed in the Award Agreement. The length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

Except as provided in the 2022 Long-Term Incentive Plan or by the Committee, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Common Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

Cessation of Awards

Upon a Participant ceasing to be an Eligible Person for a reason provided below, then, subject to the terms of the 2022 Long-Term Incentive Plan and any applicable Award Agreement:

(i) if for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(ii) as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause: (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iii) as a result of his or her resignation from the Company or an Affiliate: (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(iv) by reason of retirement or permanent disability: (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(v) by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor, or administrator, as the case may be, of the estate of the Participant for that number of Shares which

such Participant was entitled to acquire under the respective Award on the date of such Participant's death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant's death or prior to the expiration of the original term of the Award whichever occurs earlier;

(vi) by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the 2022 Long-Term Incentive Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(vii) if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

Change of Control

In the event of a Change of Control, notwithstanding any other provision of the 2022 Long-Term Incentive Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(i) arrange for the surviving corporation or acquiring corporation (or its parent company) to assume or continue the Award or to substitute a similar award;

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation;

(iii) accelerate the vesting, subject to Exchange approval, if required, in whole or in part, of an Award;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v) cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(vi) cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board in accordance with the 2022 Long-Term Incentive Plan. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares.

Amendment and Termination of the 2022 Long-Term Incentive Plan

The Board may suspend or terminate the 2022 Long-Term Incentive Plan at any time, or from time to time amend or revise the terms of the 2022 Long-Term Incentive Plan or any granted Award (other than with respect to Options) without the consent of a Participant, provided that such suspension, termination, amendment or revision shall (i) not

materially adversely alter or impair the rights of a Participant, without the consent of such Participant, except as permitted by the provisions of the 2022 Long-Term Incentive Plan, (ii) be in compliance with applicable law, and (iii) be subject to shareholder approval, including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange. However, the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make certain amendments to the 2022 Long-Term Incentive Plan in connection with vesting and assignability provisions, the effect of termination of a Participants employment, amendments necessary to comply with law and administration of the 2022 Long-Term Incentive Plan, as well as certain other amendments as set forth in the 2022 Long-Term Incentive Plan.

Notwithstanding the above, the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required, to make certain amendments, including amendments relating to increasing the number of Common Shares issuable under the 2022 Long-Term Incentive Plan, exercise prices and expiry dates (except with respect to Options) and amendments proposed to the 2022 Long-Term Incentive Plan.

Adjustments

In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the 2022 Long-Term Incentive Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences. This includes such adjustments in the aggregate number, class and kind of securities that may be delivered under the 2022 Long-Term Incentive Plan and in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the 2022 Long-Term Incentive Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Common Shares subject to any Award shall always be a whole number.

Award Agreements

Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide.

Tax Withholding

Notwithstanding any other provision of the 2022 Long-Term Incentive Plan, all distributions, delivery of Common Shares or payments to a Participant (or to the liquidator, executor, or administrator, as the case may be, of the estate of the Participant) under the 2022 Long-Term Incentive Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. It is the responsibility of each Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant's participation in the 2022 Long-Term Incentive Plan.

Clawback

Notwithstanding any other provisions in the 2022 Long-Term Incentive Plan, any Award which is subject to recovery under any law or government regulation will be subject to such deductions and clawback as may be required to be made pursuant to such law or government regulation.

The Board of Directors recommends that Shareholders vote "FOR" the 2022 Long-Term Incentive Plan. Unless otherwise directed, the management designee named in the enclosed Proxy will vote FOR an ordinary resolution approving the 2022 Long-Term Incentive Plan.

6. **Other Matters**

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if any other matter properly comes before the Meeting, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on the EDGAR website at www.sec.gov/edgar under the Company's name. Financial information is provided in the Company's annual audited financial statements and MD&A for its most recently completed financial year, copies of which are attached to the latest Form 20-F filed with the SEC and available on EDGAR at www.sec.gov under the Company's name. Shareholders may also request copies of the Company's financial statements and MD&A by contacting the Corporate Secretary at 777 Hornby Street, Suite 1460, Vancouver, British Columbia, Canada V6Z 1S4.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each Shareholder entitled to receive notice of the Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory authorities has been authorized, by the Board of Directors.

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) "Dr. Shaun Passley"

Dr. Shaun Passley
Chief Executive Officer

SCHEDULE "A"

ZENATECH, INC.

LONG-TERM INCENTIVE PLAN

1. PURPOSE OF THE PLAN

The purpose of this Long-Term Incentive Plan is to advance the interests of ZenaTech, Inc. (the "Company") and its shareholders by providing to Participants a performance incentive for continued and improved services with the Company and its Affiliates.

2. DEFINITIONS

Where used herein or in any amendments hereto or in any communication required or permitted to be given hereunder, the following terms shall have the following meanings, unless the context otherwise requires:

(a) "*Affiliate*" shall have the meaning ascribed to such term in NI 45-106.

(b) "*Award*" shall mean any Option, Stock Appreciation Right, Restricted Share Award, Restricted Share Unit Award, Other Share-Based Award, Performance Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

(c) "*Award Agreement*" shall mean any written agreement or other document evidencing an Award.

(d) "*Black-Out Period*" shall mean a period of time when securities of the Company may not be traded by certain Persons designated by the Company.

(e) "*Board*" shall mean the board of directors of the Company.

(f) "*Cause*" shall mean such conduct which permits the Company or an Affiliate to terminate a person without notice, payment in lieu of notice or severance pay, whether arising under statute, contract or at law.

(g) "*Change of Control*" shall have the meaning set out in Section 11.3.

(h) "*Committee*" shall mean the Compensation and Governance Committee of the Board.

(i) "*Consultant*" shall have the meaning ascribed to such term in NI 45-106.

(j) "*Director*" shall mean a director of the Company or an Affiliate.

(k) "*Disinterested Shareholder Approval*" shall mean approval of a matter by a majority of the votes cast by shareholders of the Company at the meeting of shareholders other than votes cast by those shareholders required to be excluded in respect of the matter pursuant to applicable laws or Exchange Rules.

(l) "*Eligible Person*" shall mean a Person who is a Director, Employee or Consultant.

(m) "*Employee*" shall mean:

(A) an individual who is considered an employee of the Company or an Affiliate under the *Income Tax Act* (Canada) or other applicable tax laws,

(B) an individual who works full-time for the Company or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work, as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source, or

(C) an individual who works for the Company or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or such Affiliate over the details and methods of work as an employee of the Company or such Affiliate, but for whom income tax deductions are not made at source.

(n) "*Exchange*" shall mean the Canadian Securities Exchange or, if the Shares are no longer listed for trading on the Canadian Securities Exchange, such other primary exchange or quotation system on which the Shares are listed or quoted for trading.

(o) "*Exchange Rules*" shall mean the rules and policies of the Exchange, as amended from time to time.

(p) "*Fair Market Value*" shall mean, with respect to Shares as of any date, (i) the closing price of the Shares as reported on the Exchange on such date or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported; (ii) if the Shares are not listed on any Canadian or U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final sale price of the Shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Shares are neither listed on a Canadian or U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Shares as determined by the Committee in its sole discretion. The Fair Market Value of any property other than Shares shall mean the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee.

(q) "*Incumbent Board*" shall have the meaning set out in Section 11.3(d).

(r) "*Insider*" shall have the meaning ascribed to such term in the Securities Act.

(s) "*Investor Relations Activities*" shall have the meaning ascribed to such term in the Securities Act.

(t) "*Management Company Employee*" shall mean an individual employed by a Person providing management services to the Company, which are required for the ongoing successful operation of the business enterprise of the Company, but excluding a Person providing Investor Relations Activities to the Company.

(u) "*NI 45-106*" shall mean National Instrument 45-106 *Prospectus Exemptions* of the Canadian Securities Administrators, as the same may be amended or replaced from time to time.

(v) "*Option*" shall mean the right to purchase Shares at a stated price and for a specified time period as determined by the Committee in its sole discretion.

(w) "*Other Share-Based Awards*" shall have meaning set out in Section 8.1.

(x) "*Participant*" shall mean an Employee, Director or Consultant that is eligible to participate in the Plan.

(y) *Performance Award*" shall mean an Award of Performance Cash, Performance Shares or Performance Units granted to a Participant pursuant to Article 9.

(z) "*Performance Cash*" shall mean a right granted to a Participant to receive a payment in the form of cash, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(aa) "*Performance Period*" shall mean the time period established by the Committee during which the performance goals specified by the Committee with respect to a Performance Award are to be measured.

(bb) "*Performance Share*" shall mean a right granted to a Participant to receive a payment in the form of Shares, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(cc) "*Performance Unit*" shall mean a right granted to a Participant to receive a payment in the form of Shares, cash, or a combination thereof, the payment of which is contingent upon achieving certain performance goals established by the Committee in its sole discretion.

(dd) "*Permitted Assignee*" shall have the meaning set out in Section 12.4.

(ee) "*Person*" shall mean any individual, firm, partnership, limited partnership, limited liability company or partnership, unlimited liability company, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning;

(ff) "*Restricted Share*" shall mean a Share issued to a Participant pursuant to Article 7 that is subject to certain restrictions, as the Committee shall determine in its sole discretion.

(gg) "*Restricted Share Unit*" shall mean a unit granted to a Participant to receive Shares or their cash equivalent, or a combination thereof, upon the satisfaction of certain restrictions as determined by the Committee in its sole discretion.

(hh) "*Securities Act*" means the *Securities Act* (British Columbia), as amended.

(ii) "*Shares*" shall mean the common shares in the capital of the Company.

(jj) "*Stock Appreciation Right*" shall mean a right granted to a Participant pursuant to Article 6.

(kk) "*Subsidiary*" shall have the meaning ascribed to such term in the Securities Act.

(ll) "*Tax Act*" means the *Income Tax Act* (Canada) and its regulations thereunder, as amended from time to time.

(mm) "*Termination Date*" means (i) in the event of a Participant's resignation, the date on which such Participant ceases to be an Employee, Director or Consultant of the Company or an Affiliate and (ii) in the event of the termination of the Participant's employment, or position as Director or Consultant, the effective date of the

termination as specified in the notice of termination provided to the Participant by the Company or an Affiliate, as the case may be.

(nn) "*Vesting Period*" shall mean the period of time specified by the Committee during which vesting restrictions for an Award are applicable.

2.2 Interpretation.

(a) Whenever the Committee is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term "discretion" or "authority" means the sole and absolute discretion or authority of the Committee.

(b) The provision of a table of contents, the division of this Plan into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect the interpretation of this Plan.

(c) In this Plan, words importing the singular shall include the plural, and vice versa and words importing any gender include any other gender.

(d) The words "including", "includes" and "include" and any derivatives of such words mean "including (or includes or include) without limitation". As used herein, the expressions "Article", "Section" and other subdivision followed by a number, mean and refer to the specified Article, Section or other subdivision of this Plan, respectively.

(e) Unless otherwise specified in the Award Agreement, all references to money amounts are to Canadian currency.

(f) For purposes of this Plan, the legal representatives of a Participant shall only include the administrator, the executor or the liquidator of the Participant's estate or will.

(g) If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan, then the first day of the period is not counted, but the day of its expiry is counted.

3. SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) As of the effective date of the Plan, and subject to adjustment as provided in Section 12.3, the maximum number of Shares issuable upon the exercise or redemption and settlement of all Awards granted under the Plan shall not exceed 20% of the issued and outstanding Shares of the Company at the time of granting of the Award. Additionally, the Company shall comply with applicable securities laws and Exchange rules in issuing securities under the Plan to individual Participants.

(b) If any Award expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such Award expired or terminated shall again be available for the purposes of the Plan.

(c) Awards may not be granted unless and until the Awards have been allocated to specific Persons, and then, once allocated, a minimum Fair Market Value can be established.

(d) No Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares subject to such Award to exceed the above-noted total numbers of Shares reserved for issuance pursuant to the settlement of all Awards.

3.2 *Character of Shares*. Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

4. ELIGIBILITY AND ADMINISTRATION

4.1 *Participation in the Plan.*

(a) The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting any Participant resulting from the grant of an Award or otherwise in respect of participation under the Plan. Neither the Company, nor any of its directors, officers, employees, shareholders, consultants or agents shall be liable for anything done or omitted to be done by such Person or any other Person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company and its Subsidiaries do not assume and shall not have responsibility for the income or other tax consequences resulting to any Participant and each Participant is advised to consult with his or her own tax advisors.

(b) Participants (and their legal representatives) shall have no legal or equitable right, claim, or interest in any specific property or asset of the Company or any of its Subsidiaries. No asset of the Company or any of its Subsidiaries shall be held in any way as collateral security for the fulfillment of the obligations of the Company or any of its Subsidiaries under this Plan. Unless otherwise determined by the Committee, this Plan shall be unfunded. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Awards under this Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured creditor of the Company.

(c) Unless otherwise determined by the Committee, the Company shall not offer financial assistance to any Participant in regard to the exercise of any Award granted under this Plan.

(d) It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant's participation in the Plan. Neither the Company nor any Affiliate shall be held responsible for any tax consequences to a Participant as a result of the Participant's participation in the Plan and the Participant shall indemnify and save harmless the Company and its Affiliates from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or its Affiliates or which the Company or its Affiliates may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

4.2 *Eligibility*. Awards may be granted to Eligible Persons in accordance with the terms of the Plan.

4.3 Administration.

(a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to:

a) select the Employees, Directors and Consultants to whom Awards may from time to time be granted hereunder;

b) determine the type or types of Awards to be granted to each Participant hereunder;

c) determine the number of Shares (or dollar value) to be covered by each Award granted hereunder;

d) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder;

e) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property;

f) determine whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant;

g) determine whether, to what extent and under what circumstances any Award shall be canceled or suspended, or vesting terms or other restrictions waived or accelerated;

h) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement;

i) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect;

j) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan;

k) adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable jurisdiction;

l) amend the terms of any Award Agreement, subject to and in accordance with Section 12.2; and

m) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, and any Affiliate. A majority of the members of the Committee may determine its actions, including fixing the time and place of its meetings. Notwithstanding the foregoing, any action or determination by the Committee specifically affecting or relating to an Award to a Director shall require the prior approval of the full Board.

(c) To the extent not inconsistent with applicable law or Exchange Rules, the Committee may authorize one or more executive officers to do one or more of the following with respect to Employees who are not directors or executive officers of the Company (A) designate Employees to be recipients of Awards, (B) determine the number of Shares subject to such Awards to be received by such Employees and (C) cancel or suspend Awards to such Employees; provided that (x) any resolution of the Committee authorizing such officer(s) must specify the total number of Shares subject to Awards that such officer(s) may so award and (y) the Committee may not authorize any officer to designate himself or herself as the recipient of an Award.

5. OPTIONS

5.1 *Grant*. Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2 *Award Agreements*. All Options shall be evidenced by an Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. The terms and conditions of Options need not be the same with respect to each Participant. Granting an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article may hold more than one Option granted pursuant to the Plan at the same time.

5.3 *Exercise Price*. The exercise price per each Share purchasable under any Option granted pursuant to this Article shall not be less than the greater of the closing market prices of the Common Shares on (a) the trading day prior to the date of grant of the Option and (b) the date of grant of the Option. Other than pursuant to Section 12.2, the Committee shall not without the approval of the Company's shareholders, including Disinterested Shareholder Approval, if required: (a) lower the exercise price per Share of an Option after it is granted, (b) cancel an Option when the exercise price per Share exceeds the Fair Market Value of a Share in exchange for cash or another Award (other than in connection with a Change in Control as defined in Section 11.3), or (c) take any other action with respect to an Option that would be treated as a repricing under Exchange Rules.

5.4 *Option Term*. The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted, except in the event of death or disability. Notwithstanding the foregoing, in the event that on the last business day of the term of an Option (i) the exercise of the Option is prohibited by applicable law or (ii) Shares may not be purchased or sold by the holder of such Option due to a Black-Out Period or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Option shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

5.5 *Exercise of Options*.

(a) The Award Agreement shall specify when Options vest and become exercisable. Vested Options granted under the Plan shall be exercised by the Participant (or by a Permitted Assignee thereof or the Participant's executors, administrators, guardian or legal representative, to the extent provided in an Award Agreement) as to all or part of the Shares covered thereby, by giving notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased. The notice of exercise shall be in such form, made in such manner, and shall comply with such other requirements consistent with the provisions of the Plan as the Committee may prescribe from time to time.

(b) Unless otherwise provided in an Award Agreement, full payment of such exercise price shall be made at the time of exercise and shall be made in cash only (including certified cheque or wire transfer of immediately available funds). The notice of exercise, accompanied by such payment and any additional payment required by Section 13.2, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share.

5.6 *Amendment or Cancellation of Options*. The terms of an option may not be amended once issued. If an option is cancelled prior to its expiry date, the Company must post notice of the cancellation and shall not grant new options to the same person until 30 days have elapsed from the date of cancellation.

6. STOCK APPRECIATION RIGHTS

6.1 *Grant*. The Committee may grant Stock Appreciation Rights (a) in tandem with all or part of any Option granted under the Plan or at any subsequent time during the term of such Option, (b) in tandem with all or part of any Award (other than an Option) granted under the Plan or at any subsequent time during the term of such Award, or (c) without regard to any Option or other Award in each case upon such terms and conditions as the Committee may establish in its sole discretion.

6.2 *Terms and Conditions*. Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee as of the date of grant, including the following:

(a) When Stock Appreciation Rights vest and become exercisable.

(b) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive from the Company an amount equal to the excess of (i) the Fair Market Value of a Share on the date of exercise (or such amount less than such Fair Market Value as the Committee shall so determine at any time during a specified period before the date of exercise) over (ii) the grant price of the Stock Appreciation Right.

(c) The Committee shall determine in its sole discretion whether payment on exercise of a Stock Appreciation Right shall be made in cash, in whole Shares or other property, or any combination thereof.

(d) The terms and conditions of Stock Appreciation Rights need not be the same with respect to each Participant.

(e) The Committee may impose such other terms and conditions on the exercise of any Stock Appreciation Right, as it shall deem appropriate. A Stock Appreciation Right shall (i) have a grant price per Share of not less than the Fair Market Value of a Share on the date of grant or, if applicable, on the date of grant of an Option with respect to a Stock Appreciation Right granted in exchange for or in tandem with, but subsequent to, the Option or in connection with an adjustment provided in Section 12.3, and (ii) have a term not greater than 10 years. Notwithstanding clause (ii) of the preceding sentence, in the event that on the last business day of the term of a Stock Appreciation Right (x) the exercise of the Stock Appreciation Right is prohibited by applicable law or (y) Shares may not be purchased or sold by certain employees or directors of the Company due to the Black-Out Policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the Stock Appreciation Right shall be extended until the date 10 days following the end of the legal prohibition, black-out period or lock-up agreement.

(f) An Award Agreement may provide that, if on the last day of the term of a Stock Appreciation Right, the Fair Market Value of a Share exceeds the grant price per Share of the Stock Appreciation Right, the Participant has not exercised the Stock Appreciation Right or the tandem Option (if applicable), and the Stock Appreciation Right has not otherwise expired, the Stock Appreciation Right shall be deemed to have been exercised by the Participant on such day. In such event, the Company shall make payment to the Participant in accordance with this Section, reduced by the number of Shares (or cash) required for withholding taxes (subject to Section 13.2); any fractional Share shall be settled in cash.

(g) Without the approval of the Company's shareholders, including Disinterested Shareholder Approval if required, other than pursuant to Section 12.3, the Committee shall not (i) reduce the grant price of any Stock Appreciation Right after the date of grant, (ii) cancel any Stock Appreciation Right when the grant price per Share exceeds the Fair Market Value of a Share in exchange for cash or another Award (other than in connection with a Change of Control as defined in Section 11.3), or (iii) take any other action with respect to a Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the Exchange.

7. RESTRICTED SHARES AND RESTRICTED SHARE UNITS

7.1 *Grants*. Awards of Restricted Shares and of Restricted Share Units may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan (referred to as a "Restricted Share Award" or "Restricted Share Unit Award" respectively), and such Restricted Share Awards and Restricted Share Unit Awards shall also be available as a form of payment of Performance Awards and other earned cash-based incentive compensation. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the grant of Restricted Share or Restricted Share Units, subject to such minimum consideration as may be required by applicable law and Exchange Rules. The Award Agreement shall specify the Vesting Period for the Restricted Share or Restricted Share Units.

7.2 *Award Agreements*. The terms of any Restricted Share Award or Restricted Share Unit Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Restricted Share Awards and Restricted Share Unit Awards need not be the same with respect to each Participant.

7.3 *Restrictions Applicable to Other Property*. Any Shares or any other property distributed as a dividend or otherwise with respect to any Restricted Share Award or Restricted Share Unit Award as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Share Award or Restricted Share Unit Award, and the Committee shall have the sole discretion to determine whether, if at all, any cash-denominated amount that is subject to such restrictions shall earn interest and at what rate.

7.4 *Issuance of Shares*. Any Restricted Shares granted under the Plan may be evidenced in such manner as the Board may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates, which certificate or certificates shall be held by the Company. Any such certificate or certificates shall be registered in the name of the Participant and shall bear an appropriate legend referring to the restrictions applicable to such Restricted Share.

8. OTHER SHARE-BASED AWARDS

8.1 *Grants*. Other Share-Based Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property ("Other Share-Based Awards"), including deferred share units, may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Other Share- Based Awards shall also be available as a form of payment for other Awards granted under the Plan and other earned cash-based compensation.

8.2 *Award Agreements*. The terms of Other Share-Based Awards granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of such Awards need not be the same with respect to each Participant. Other Share-Based Awards may be subject to vesting restrictions during the Vesting Period as specified by the Committee.

8.3 *Payment*. Except as may be provided in an Award Agreement, Other Share- Based Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Other Share-Based Awards may be paid in a lump sum or in installments or, in accordance with procedures established by the Committee, on a deferred basis..

8.4 *Deferral of Director Fees; Other Director Awards*. Directors may, if determined by the Board, receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their annual compensation. In addition, if determined by the Board, Directors may elect to receive Other Share-Based Awards in the form of deferred share units in lieu of all or a portion of their Board committee compensation or annual meeting fees. The Committee shall, in its absolute discretion, establish such rules and procedures as it deems appropriate for such elections and for payment in deferred share units, or other Awards, as the case may be.

9. PERFORMANCE AWARDS

9.1 *Grants*. Performance Awards, as determined by the Committee in its sole discretion, may be granted hereunder to Participants, for no consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The performance goals for Performance Awards to be achieved for each Performance Period shall be conclusively determined by the Committee and shall be based upon criteria that is objective in nature as determined by the Committee in its discretion and shall be disclosed in the Award Agreement.

9.2 *Award Agreements*. The terms of any Performance Award granted under the Plan shall be set forth in an Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan. The terms of Performance Awards need not be the same with respect to each Participant.

9.3 *Terms and Conditions*. The performance criteria to be achieved during any Performance Period shall be objective in nature and disclosed in the Award Agreement and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The amount of the Award to be distributed shall be conclusively determined by the Committee.

9.4 *Payment*. Except as provided in Article 10, or by the Committee or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis.

10. CEASING TO BE AN EMPLOYEE, DIRECTOR OR CONSULTANT

10.1 Upon a Participant ceasing to be an Eligible Person for a reason provided below, then, subject to Section 11 and subject to the terms of any applicable Award Agreement:

(a) if for Cause, any vested or unvested Award granted to such Participant shall terminate automatically and become void immediately;

(b) as a result of his or her employment or service relationship with the Company or an Affiliate being terminated without Cause: (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Committee, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(c) as a result of his or her resignation from the Company or an Affiliate: (i) each unvested Award granted to such Participant shall terminate and become void immediately upon resignation and (ii) each vested Award granted to such Participant will cease to be exercisable or redeemable on the earlier of 90 days following the Termination Date and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(d) by reason of retirement or permanent disability: (i) any unvested Award shall terminate and become void immediately, and (ii) any vested Award will cease to be exercisable or redeemable on the earlier of the 90 days from the date of retirement or the date on which the Participant ceases his or her employment or service relationship with the Company or any Affiliate by reason of permanent disability, and the expiry date of the Award set forth in the Award Agreement, after which the Award will expire;

(e) by reason of death, any vested Award granted to such Participant may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares which such Participant was entitled to acquire under the respective Award (the "Vested Awards") on the date of such Participant's death. Such Vested Awards shall only be exercisable or redeemable within twelve months after the Participant's death or prior to the expiration of the original term of the Award whichever occurs earlier;

(f) by reason of electing a voluntary leave of absence of more than twelve months, including maternity and paternity leaves, the Board may determine, at its sole discretion but subject to applicable laws, that such Participant's participation in the Plan shall be terminated, provided that all vested Awards granted to the Participant shall remain outstanding and in effect until the applicable exercise or redemption date, or an earlier date determined by the Board at its sole discretion; or

(g) if engaged primarily to provide Investor Relations Activities, as a result of his or her relationship with the Company or an Affiliate being terminated without Cause (i) any unvested Award granted to such Participant shall terminate and become void immediately and (ii) any vested Award granted to such Participant may be exercised by such Participant or redeemed and settled by the Company. Unless otherwise determined by the Board, in its sole discretion, such Award shall only be exercisable or redeemable within the earlier of 90 days after the Termination Date, or the expiry date of the Award set forth in the Award Agreement, after which the Award will expire.

11. CHANGE IN CONTROL PROVISIONS

11.1 *Impact of Change of Control.* The following provisions will apply to Awards in the event of a Change of Control unless otherwise provided in an Award Agreement or any other written agreement between the Company or an Affiliate and a Participant, or unless otherwise expressly provided by the Board at the time of grant of an Award. In the event of a Change of Control, notwithstanding any other provision of the Plan, the Board will take one or more of the following actions with respect to Awards, contingent upon the closing or completion of the Change of Control:

(a) arrange for the surviving corporation or acquiring corporation (or its parent company) to assume or continue the Award or to substitute a similar award (including, but not limited to, an award to acquire the same consideration paid to the shareholders of the Company pursuant to the Change of Control);

(b) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Shares issued pursuant to the Award to the surviving corporation or acquiring corporation (or its parent company);

(c) accelerate the vesting, subject to Exchange approval, if required, in whole or in part, of an Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change of Control as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective date of the Change of Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change of Control in accordance with the exercise procedures determined by the Board;

(d) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(e) cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for no consideration or such consideration, if any, as the Board, in its sole discretion, may consider appropriate; or

(f) cancel or arrange for the cancellation of an Award, to the extent not vested or not exercised prior to the effective time of the Change of Control, in exchange for a payment, in such form as may be determined by the Board, equal to the excess, if any, of (i), the per share amount (or value of property per share) payable to holders of common shares in connection with the Change of Control, over (ii) the per share exercise price under the applicable

Award, multiplied by the number of Shares subject to the Award. For clarity, this payment may be $0 if the amount per share (or value of property per share) payable to the holders of the Shares is equal to or less than the per share exercise price of the Award. In addition, any escrow, holdback, earnout or similar provisions in the definitive agreement for the Change of Control may apply to such payment to the holder of the Award to the same extent and in the same manner as such provisions apply to the holders of Shares; and

(g) The Board need not take the same action or actions with respect to every Award or any portion of an Award or with respect to every Participant.

11.2 *Appointment of Shareholder Representative*. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Change of Control involving the Company, including, without limitation, a provision for the appointment of a shareholder representative that is authorized to act on the Participant's behalf with respect to any escrow or other contingent consideration.

11.3 *Change of Control*. Unless otherwise provided in an Award Agreement, "*Change of Control*" means the occurrence of any one of the following events (provided, however, that any definition of Change of Control in an Award Agreement may not provide that a Change of Control will occur prior to consummation or effectiveness of a change in control of the Company and may not provide that a Change of Control will occur upon the announcement, commencement, shareholder approval or other potential occurrence of any event or transaction that, if completed, would result in a change in control of the Company):

a) an acquisition by a Person, or one or more Persons acting jointly or in concert, of the beneficial ownership of securities of the Company resulting in such Person or Persons holding securities representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation, plan of arrangement, amalgamation or similar transaction. Notwithstanding the foregoing, a Change of Control shall not be deemed to occur solely because the level of ownership held by a person, entity or group exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change of Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, a person, entity or group becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by such person, entity or group over the designated percentage threshold, then a Change of Control shall be deemed to occur;

b) there is consummated a merger, consolidation, plan of arrangement, amalgamation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation, plan of arrangement, amalgamation or similar transaction, the shareholders of the Company immediately prior thereto do not own, directly or indirectly, outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction or more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation, plan of arrangement, amalgamation or similar transaction;

c) there is consummated a sale or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are owned by shareholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, lease, license or other disposition; or

d) individuals who, on the effective date of the Plan, are members of the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

12. GENERALLY APPLICABLE PROVISIONS

12.1 *Approvals Required for Plan.* Prior to its implementation by the Company, the Plan is subject to approval by the Exchange, if required, and thereafter the Plan must be approved by shareholders and by the Exchange as required pursuant to Exchange Rules in effect from time to time.

12.2 *Amendment and Termination of the Plan.*

(a) The Board may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Award without the consent of a Participant, provided that such suspension, termination, amendment or revision shall:

a) not materially adversely alter or impair the rights of a Participant, without the consent of such Participant, except as permitted by the provisions of the Plan;

b) be in compliance with applicable law; and

c) be subject to shareholder approval, including Disinterested Shareholder Approval if applicable, where required by law or the requirements of the Exchange, provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Company make the following amendments to this Plan:

(A) any amendment to the vesting provisions, if applicable, or assignability provisions of any Award;

(B) any amendment regarding the effect of termination of a Participant's employment or engagement;

(C) any amendment necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body;

(D) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(E) any amendment regarding the administration of the Plan;

(F) any amendment to the Plan to preserve the tax treatment of the awards hereunder, except to the extent that Shareholder approval would be required by law or the requirements of the Exchange in respect of such amendment;

(G) any amendment to add provisions permitting the grant of Awards settled otherwise than with Shares issued from treasury, or adopt a clawback provision applicable to equity compensation; and

(H) any other amendment that does not require the approval of the shareholders of the Company under Section 12.2(b).

(b) Notwithstanding Section 12.2(a), the Board shall be required to obtain shareholder approval or Disinterested Shareholder Approval, if required, to make the following amendments:

a) any increase to the maximum number of Shares issuable under the Plan, or to the percentage set out in Section 3.1(a), except in the event of an adjustment pursuant to Article 12.3;

b) except in the case of an adjustment pursuant to Section 12.3, any amendment which reduces the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price;

c) any amendment which extends the expiry date of any Award, except in accordance with Section 5.4 or 6.2;

d) any amendment which increases the maximum number of Restricted Share Units, Performance Awards, Stock Appreciation Rights or Other Share-Based Awards which may be granted as set out in Section 3.1(a);

e) any amendment that would permit an Award to be transferable or assignable other than for normal estate settlement purposes or in accordance with Section 12.4; and

f) any amendment to the amendment provisions of the Plan; or

g) any other amendment required to be approved by shareholders under applicable law or under Exchange Rules.

12.3 *Adjustments*. In the event of any merger, plan of arrangement, amalgamation, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards in a manner the Committee deems equitable or appropriate taking into consideration the accounting and tax consequences, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company); provided, however, that the number of Shares subject to any Award shall always be a whole number.

12.4 *Transferability of Awards*. Except as specifically provided in an Award Agreement approved by the Committee, each Award granted under the Plan is personal to the Participant and shall not be assignable or transferable by the Participant, whether voluntarily or by operation of law, except by will or by the laws of succession of the domicile of the deceased Participant. Notwithstanding the foregoing, to the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award (other than an Option) without consideration (each transferee thereof, a "Permitted Assignee") (i) to a trust which the Participant is a beneficiary of; (ii) to a holding entity (as such term is defined in NI 45- 106 of such Participant); or (iii) to an RRSP, RRIF or TFSA of such Participant; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any such permitted transfer. No Award granted hereunder may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of except as provided herein and with the prior written approval of the Committee.

12.5 *Termination of Employment or Services*. For purposes of the Plan and Awards made thereunder, the date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.6 *Grant of Awards*. Notwithstanding any express or implied term of this Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee by the Company or a Subsidiary to the Participant of employment or another service relationship with the Company or a Subsidiary. The granting of an Award to a Participant shall not impose upon the Company or a Subsidiary any obligation to retain the Participant in its employ or service in any capacity. Nothing contained in this Plan or in any Award granted under this Plan shall interfere in any way with the rights of the Company or any of its Affiliates in connection with the employment, retention or termination of any such Participant. The loss of existing or potential profit in Shares underlying Awards granted under this Plan shall not constitute an element of damages in the event of termination of a Participant's employment or service in any office or otherwise.

12.7 *Conformity to Plan*. In the event that an Award is granted or an Award Agreement is executed which does not conform in all particulars with the provisions of the Plan, or purports to grant Awards on terms different from those set out in the Plan, the Award or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with the Plan, as shall be agreed by the Committee.

12.8 *Rights as a Shareholder*. Except as otherwise provided herein, neither the Participant nor such Participant's personal representatives or legatees shall have any rights whatsoever as shareholder in respect of any Shares covered by such Participant's Awards by reason of the grant of such Award until such Award has been duly exercised, as applicable, and settled and Shares have been issued in respect thereof. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares have been issued.

12.9 *Deferral*. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred.

12.10 *[Reserved]*

12.11 *Change in Time Commitment*. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or an Affiliate is reduced (for example, and without limitation, if the Participant is an Employee and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

13. MISCELLANEOUS

13.1 *Award Agreements*. Each Award Agreement shall either be (a) in writing in a form approved by the Committee and executed by the Company by an officer duly authorized to act on its behalf, or (b) an electronic notice in a form approved by the Committee and recorded by the Company (or its designee) in an electronic recordkeeping system used for the purpose of tracking one or more types of Awards as the Committee may provide; in each case and if required by the Committee, the Award Agreement shall be executed or otherwise electronically accepted by the recipient of the Award in such form and manner as the Committee may require. The Committee may authorize any officer of the Company to execute any or all Award Agreements on behalf of the Company. An Award Agreement shall set forth the material terms and conditions of an Award as established by the Committee consistent with the provisions of the Plan.

13.2 *Tax Withholding*.

(a) Notwithstanding any other provision of this Plan, all distributions, delivery of Shares or payments to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) under the Plan shall be made net of such withholdings, including in respect of applicable taxes and source deductions, as the Company determines. If the event giving rise to the withholding obligation involves an issuance or delivery of Shares, then, the withholding may be satisfied in such manner as the Committee determines, including by (i) having the Participant elect to have the appropriate number of such Shares sold by the Company, the Company's transfer agent and registrar or any trustee appointed by the Company pursuant to Section 13.2 hereof, on behalf of and as agent for the Participant as soon as permissible and practicable, with the proceeds of such sale being delivered to the Company, which will in turn remit such amounts to the appropriate governmental authorities, (ii) requiring that the Participant remit, at or before the exercise of such Award, payment in cash of an amount equal to such withholding obligation in respect of such exercise; or (iii) any other mechanism as may be required or determined by the Company as appropriate.

(b) Notwithstanding Section 13.2(a), the applicable tax withholdings may be waived where a Participant directs in writing that a payment be made directly to the Participant's registered retirement savings plan in circumstances to which subsection 100(3) of the regulations made under the Tax Act apply.

13.3 *Right of Discharge Reserved; Claims to Awards*. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Director or Consultant the right to continue in the employment or service of the Company or any Affiliate or affect any right that the Company or any Affiliate may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Director or Consultant at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee, Director or Consultant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees, Directors or Consultants under the Plan.

13.4 *[Reserved]*

13.5 *Clawback*. Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law or government regulation will be subject to such deductions and clawback as may be required to be made pursuant to such law or government regulation. In addition, the Committee may require forfeiture and disgorgement to the Company of outstanding Awards and the proceeds from the exercise or disposition of Awards or Shares acquired under Awards, with interest and other related earnings, to the extent required by law or Exchange Rules, including any related policy adopted by the Company. Each Participant, by accepting or being deemed to have accepted an Award under the Plan, agrees to cooperate fully with the Committee, and to cause any and all Permitted Transferees of the Participant to cooperate fully with the Committee, to effectuate any forfeiture or disgorgement required hereunder. Neither the Committee nor the Company nor any other person, other than the Participant and his or her Permitted Transferees, if any, will be responsible for any adverse tax or other consequences to a Participant or his or her Permitted Transferees, if any, that may arise in connection with this Section 13.5.

13.6 *Securities Law Compliance*.

(a) The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and exercise of any Award, and the Company's obligation to sell and deliver Shares in respect of any Awards, shall be subject to all applicable federal, provincial, state and foreign laws, rules and regulations, applicable Exchange Rules and to such approvals by any regulatory or governmental agency as may be required or as may be determined by the Committee. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Shares in violation of such laws, rules and regulations or any condition of such approvals.

(b) The Company shall have no obligation to issue any Shares pursuant to this Plan unless upon official notice of issuance of such Shares shall have been duly made with the Exchange. Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(c) If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Company to issue such Shares shall terminate and any funds paid to the Company in connection with the exercise of such Option will be returned to the Participant as soon as practicable.

13.7 *Nature of Payments*. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or an Affiliate, division or business unit of the Company or an Affiliate. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or an Affiliate except as may be determined by the Committee or by the Board or board of directors of an Affiliate (or as may be required by the terms of such plan).

13.8 *Listing of Shares*. So long as the Shares are listed on the Exchange, the Company must apply to the Exchange for the listing or quotation, as applicable, of the Shares underlying the Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on the Exchange.

13.9 *Other Plans*. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to shareholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.10 *Severability*. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.11 *Governing Law*. The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

13.12 *Effective Date of Plan; Termination of Plan*. The Plan shall be effective on the date of the approval of the Plan by the holders of the shares entitled to vote at a duly constituted meeting of the shareholders of the Company. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled and in such event each Award shall, notwithstanding any of the preceding provisions of the Plan, be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time until the Plan is terminated by the Board, on which date the Plan will expire except as to Awards then outstanding under the Plan. Such outstanding Awards shall remain in effect until they have been exercised or terminated or have expired.

13.13 *No Restriction on Corporate Actions*. The existence of any Awards shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, reclassification, recapitalization, reorganization or other change in the Company's capital structure or its business, or any amalgamation, arrangement, combination, merger or consolidation involving the Company or to create, issue, redeem or repurchase any bonds, debentures, shares or other securities of the Company or the rights and conditions attaching thereto or to affect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

13.14 *Foreign Employees and Consultants*. Awards may be granted to Participants who are foreign nationals or employed or providing services outside Canada, or both, on such terms and conditions different from those applicable to Awards to Employees or Consultants providing services in Canada as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees or Consultants on assignments outside their home country.

13.15 *No Obligation to Notify or Minimize Taxes; No Liability for Taxes*. The Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising any Award. Furthermore,

the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its officers, Directors, Employees, Affiliates, agents or advisors related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so.

13.16 *No Registration Rights; No Right to Settle in Cash.* The Company has no obligation to register with any governmental body or organization any of (a) the offer or issuance of any Award, (b) any Shares issuable upon the exercise of any Award, or (c) the sale of any Shares issued upon exercise of any Award, regardless of whether the Company in fact undertakes to register any of the foregoing. In particular, in the event that any of (x) any offer or issuance of any Award, (y) any Shares issuable upon exercise of any Award, or (z) the sale of any Shares issued upon exercise of any Award are not registered with any governmental body or organization, the Company will not under any circumstance be required to settle its obligations, if any, under this Plan in cash.

13.17 *Participant Information.* Each Participant shall provide the Company with all information (including personal information) required by the Company in order to administer the Plan. Each Participant acknowledges that information required by the Company in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties (including the Exchange) and may be disclosed to such persons (including persons located in jurisdictions other than the Participant's jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Company to make such disclosure on the Participant's behalf.

13.18 *Indemnity.* To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, that in relation to the subject matter of the proceeding the indemnitee acted honestly and in good faith with a view to the best interests of the Company or an Affiliate, as applicable, and in the case of a proceeding other than a civil proceeding, the indemnitee had reasonable grounds for believing that his conduct in respect of which the proceeding was brought was lawful and, further provided, he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to applicable law or the Company's Articles, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

13.19 *Corporate Action Constituting Grant of Awards.* Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee or Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of Shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the papering of the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

13.20 *Headings.* The headings in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

SCHEDULE "B"

ZENATECH, INC.

AUDIT COMMITTEE CHARTER

This charter (the "**Charter**") sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the "**Committee**") of the Board of Directors (the "**Board**") of ZenaTech, Inc. (the "**Company**").

1.0 Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

- financial reporting and disclosure requirements;
- ensuring that an effective risk management and financial control framework has been implemented and tested by management of the Company; and
- external and internal audit processes.

2.0 Composition and Membership

(a) The Board will appoint the members ("**Members**") of the Committee. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

(b) The Committee will consist of at least three directors. Each Member will meet the criteria for financial literacy established by applicable laws and the rules of any stock exchanges upon which the Company's securities are listed, including National Instrument 52-110 — Audit Committees.

(c) The Board will appoint one of the Members to act as the chair of the Committee (the "**Chair**"). The secretary of the Company (the "**Secretary**") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.0 Meetings

(a) Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Forty-eight (48) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Materials for the meeting shall be delivered sufficiently in advance of the meeting as is reasonable in the circumstances. Members may attend all meetings either in person or by telephone.

(b) At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any Member, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

(c) The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee the Members in attendance may select one of their numbers to act as chair of the meeting.

(d) A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

(e) The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without members of management in attendance for a portion of each meeting of the Committee.

(f) In advance of every regular meeting of the Committee, the Chair, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.0 Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

4.1 *Financial Reporting and Disclosure*

(a) review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee;

(b) review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

(c) review with management of the Company, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS"), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly the Company's financial position and the results of its operations in accordance with IFRS, as applicable;

(d) seek to ensure that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

4.2 *Internal Controls and Audit*

(a) review the adequacy and effectiveness of the Company's system of internal control and management information systems through discussions with management and the external auditor to ensure that the Company maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect the Company's transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and for detecting control weaknesses or fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size

and stage of development of the Company at any particular time;

(b) satisfy itself that management has established adequate procedures for the review of the Company's disclosure of financial information extracted or derived directly from the Company's financial statements;

(c) satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

(d) review and discuss the Company's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

(e) review, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of the Company's risk management policies and procedures with regard to identification of the Company's principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Company;

(f) recommend the appointment, or if necessary, the dismissal of the head of the Company's internal audit process;

4.3 *External Audit*

(a) recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of the Company;

(b) ensure the external auditors report directly to the Committee on a regular basis;

(c) review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(d) review and recommend to the Board the fee, scope and timing of the audit and other related services rendered by the external auditors;

(e) review the audit plan of the external auditors prior to the commencement of the audit;

(f) establish and maintain a direct line of communication with the Company's external and internal auditors;

(g) meet in camera with only the auditors, with only management, and with only the members of the Committee at every Committee meeting where, and to the extent that, such parties are present;

(h) oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

(i) oversee the work of the external auditors appointed by the shareholders of the Company with respect to preparing and issuing an audit report or performing other audit, review or attest services for the Company, including the resolution of issues between management of the Company and the external auditors regarding financial disclosure;

(j) review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of the Company, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

(k) discuss with the external auditors their perception of the Company's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

(l) discuss with the external auditors their perception of the Company's identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

(m) review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response

of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

(n) review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

4.4 *Associated Responsibilities*

(a) monitor and periodically review the Whistleblower Policy and associated procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

(ii) the confidential, anonymous submission by directors, officers and employees of the Company of concerns regarding questionable accounting or auditing matters;

(iii) any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of the Company's Code of Business Conduct & Ethics; and

(b) review and approve the Company's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of the Company; and

4.5 *Non-Audit Services*

(a) pre-approve all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.0 Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of the Company's financial information or public disclosure.

6.0 Reporting

The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the Annual

Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

7.0 Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding the Company that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at the Company's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm's fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

8.0 Review of Charter

The Committee may periodically review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	May 1, 2024
Approved by:	Audit Committee Board of Directors

SCHEDULE "C"

AMENDED AND RESTATED MANAGEMENT SERVICES AGREEMENT

AMENDED AND RESTATED
MANAGEMENT SERVICES AGREEMENT

Between

ZENATECH, INC.
as the Company

and

EPAZZ, INC.
as the Service Provider

Dated: April 15, 2026

This Amended and Restated Management Services Agreement (this "Agreement") amends, restates, and supersedes in its entirety the Management Services Agreement dated November 18, 2018, as previously amended (the "Original MSA"). This Agreement is entered into as of April 15, 2026 (the "Effective Date"), by and between:

ZENATECH, INC., a corporation duly organized and existing under the laws of the Province of British Columbia, Canada (the "Company"); and

EPAZZ, INC., a corporation duly organized and existing under the laws of the State of Illinois (the "Service Provider").

The Company and Service Provider are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

WHEREAS, the Parties entered into the Original MSA in connection with the spin-off of the Company from Service Provider, pursuant to which Service Provider agreed to provide certain management services to the Company;

WHEREAS, the Company has outstanding inter-company advances to Service Provider (the "Affiliate Advances"), which were advanced for the purpose of funding services under the Original MSA and for the use and benefit of the Company;

WHEREAS, the Parties desire to amend and restate the Original MSA to establish a structured invoicing and payment framework that provides for the orderly reduction of the Affiliate Advances through a combination of service credit offsets and cash payments;

WHEREAS, Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of the Company, and is the sole director, officer, and principal stockholder (with 95% voting control) of Service Provider, and the Parties acknowledge that this Agreement constitutes a related party arrangement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS

"Advance Reduction Portion" has the meaning set forth in Section 4.2(a).

"Affiliate Advances" means the aggregate outstanding inter-company advances, loans, and receivables owed by Service Provider to the Company as reflected on the Company's consolidated financial statements. As of December 31, 2025, the Affiliate Advances totaled approximately CAD $22,452,190, comprised of short-term advances, long-term advances, and notes receivable.

"Cash Portion" has the meaning set forth in Section 4.2(b).

"Markup" has the meaning set forth in Section 4.1.

"Monthly Service Invoice" has the meaning set forth in Section 4.3.

"Original MSA" means the Management Services Agreement between the Parties dated November 18, 2018, as amended on January 31, 2019.

"Services" has the meaning set forth in Section 2.1.

2. SERVICES

2.1 Scope of Services. Service Provider shall provide to the Company the following management and operational services (collectively, the "Services"):

(a) Software development, programming, and technical support services;

(b) Office space, facilities, and hosting services;

(c) Project management and business development support;

(d) Manufacturing operations, including personnel, equipment, and facilities for drone production;

(e) Administrative, human resources, and general management support;

(f) Travel, banking, and corporate services; and

(g) Such other services as may be mutually agreed upon by the Parties from time to time.

2.2 Personnel. Service Provider shall make available to the Company such personnel as are reasonably necessary to perform the Services, including software developers, manufacturing technicians, project managers, and administrative staff. Service Provider currently provides approximately 240 contractors to the Company through this arrangement.

2.3 Standard of Service. Service Provider shall perform the Services in a professional and workmanlike manner, consistent with industry standards and the quality of services previously provided under the Original MSA.

3. TERM AND TERMINATION

3.1 Term. This Agreement shall commence on the Effective Date and shall continue for a period of twenty (20) years from the date of the Original MSA (i.e., through November 18, 2038), unless earlier terminated in accordance with this Section 3. The Parties acknowledge that the payment framework set forth in Section 4 shall continue until all Affiliate Advances have been fully reduced to zero, regardless of whether the term of this Agreement has expired, unless otherwise agreed in writing.

3.2 Termination by Mutual Consent. This Agreement may be terminated at any time by mutual written consent of the Parties.

3.3 Termination for Cause. Either Party may terminate this Agreement upon sixty (60) days' written notice if the other Party materially breaches any provision of this Agreement and fails to cure such breach within thirty (30) days after receiving written notice thereof.

3.4 Effect of Termination. Upon termination of this Agreement, (a) any outstanding Affiliate Advances shall become immediately due and payable by Service Provider to the Company; (b) Service Provider shall cooperate in the orderly transition of Services to the Company or its designee; and (c) the Parties shall conduct a final reconciliation of all outstanding amounts.

4. COMPENSATION AND PAYMENT

4.1 Service Fees. The Company shall compensate Service Provider for the Services at cost plus a markup of twenty percent (20%) on all expenses incurred by Service Provider in providing the Services (the "Markup"). For the avoidance of doubt, "cost" includes direct labor, materials, facilities, equipment usage, and overhead reasonably allocable to the Services.

4.2 Payment Structure. Payment for each Monthly Service Invoice shall be made as follows:

(a) Advance Reduction Portion. Seventy percent (70%) of each Monthly Service Invoice amount shall be satisfied by reduction of the outstanding Affiliate Advances owed by Service Provider to the Company. Service Provider acknowledges that the application of the Advance Reduction Portion constitutes a dollar-for-dollar reduction in the inter-company receivable recorded on the Company's consolidated financial statements. The Advance Reduction Portion shall be applied first to reduce any short-term advances, and thereafter to reduce long-term advances.

(b) Cash Portion. Thirty percent (30%) of each Monthly Service Invoice amount shall be paid by the Company to Service Provider in cash by wire transfer of immediately available funds within thirty (30) days of the Company's receipt of the Monthly Service Invoice (the "Cash Portion").

4.3 Monthly Invoicing. Service Provider shall deliver to the Company, on or before the fifteenth (15th) day of each calendar month, a detailed invoice for Services rendered during the immediately preceding calendar month (each, a "Monthly Service Invoice"). Each Monthly Service Invoice shall include:

(a) A description of all Services performed during the invoicing period;

(b) The total cost incurred by Service Provider in providing the Services;

(c) The Markup calculation;

(d) The total amount due;

(e) The Advance Reduction Portion (70%) to be applied against the Affiliate Advances;

(f) The Cash Portion (30%) to be paid by the Company; and

(g) The remaining balance of Affiliate Advances after application of the Advance Reduction Portion.

4.4 Illustrative Payment Example. For illustration purposes only: if Service Provider renders Services with a total cost of $100,000 in a given month, the Monthly Service Invoice would total $120,000 (cost plus 20% Markup). The Advance Reduction Portion would be $84,000 (70% × $120,000), applied to reduce the outstanding Affiliate Advances. The Cash Portion would be $36,000 (30% × $120,000), payable by the Company in cash.

5. RECONCILIATION AND REPORTING

5.1 Quarterly Reconciliation. The Parties shall conduct a reconciliation of the outstanding Affiliate Advances balance within fifteen (15) days following the end of each calendar quarter. The reconciliation shall include:

(a) The opening Affiliate Advances balance for the quarter;

(b) All Advance Reduction Portions applied during the quarter;

(c) Any new advances made by the Company to Service Provider during the quarter;

(d) Any cash repayments made by Service Provider;

(e) Foreign currency exchange adjustments, if applicable; and

(f) The closing Affiliate Advances balance for the quarter.

5.2 Annual Statement. Within thirty (30) days following the end of each fiscal year, the Company shall provide Service Provider with an annual statement summarizing all activity related to the Affiliate Advances during the fiscal year, including total Services invoiced, total Advance Reduction Portions applied, total Cash Portions paid, and the year-end Affiliate Advances balance. This annual statement shall be consistent with the Company's audited consolidated financial statements.

5.3 Dispute Resolution for Invoices. If the Company disputes any amount on a Monthly Service Invoice, the Company shall notify Service Provider in writing within fifteen (15) days of receipt, specifying the disputed amounts and the basis for the dispute. The undisputed portion shall be paid in accordance with Section 4.2. The Parties shall negotiate in good faith to resolve any disputed amounts within thirty (30) days.

5.4 Completion of Advance Reduction. Upon the Affiliate Advances being fully reduced to zero, the payment structure shall automatically convert to one hundred percent (100%) cash payment for all

subsequent Monthly Service Invoices, payable within thirty (30) days of receipt. The Company shall provide written notice to Service Provider when the Affiliate Advances balance has reached zero.

6. FUTURE ADVANCES

6.1 New Advances. From and after the Effective Date, any new advances from the Company to Service Provider shall require prior written approval of the Company's Board of Directors (or its audit committee) and shall be documented in writing, specifying the amount, purpose, and expected timeline for utilization through Services.

6.2 Limitation on New Advances. The Parties acknowledge that the purpose of this Agreement is to provide a structured framework for the orderly reduction of the existing Affiliate Advances. Accordingly, the Parties shall use commercially reasonable efforts to minimize new advances and to ensure that any new advances are consumed through Services within twelve (12) months of being made.

7. INDEMNIFICATION

The Company shall indemnify Service Provider for losses incurred in connection with the provision of the Services to the Company, except to the extent those losses result from the willful misconduct, gross negligence, or fraud of Service Provider.

8. RELATED PARTY DISCLOSURE

The Parties acknowledge and agree that this Agreement constitutes a related party arrangement. Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of the Company, and is the sole director, officer, and principal stockholder (with 95% voting control) of Service Provider. Accordingly, this Agreement, all Monthly Service Invoices, and the Affiliate Advances balance shall be disclosed as related party transactions in the financial statements of both Parties in accordance with IAS 24, applicable accounting standards, and securities regulations.

9. GENERAL PROVISIONS

9.1 Supersession. This Agreement amends, restates, and supersedes in its entirety the Original MSA dated November 18, 2018, as amended on January 31, 2019. The Original MSA shall be of no further force or effect from and after the Effective Date.

9.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to any choice-of-law principles.

9.3 Dispute Resolution. Any dispute arising out of or relating to this Agreement shall first be submitted to good-faith negotiation. If unresolved within thirty (30) days, such dispute shall be submitted to binding arbitration in Chicago, Illinois, under the rules of the American Arbitration Association.

9.4 Entire Agreement. This Agreement, together with the Amended and Restated Asset Purchase Agreement of even date herewith, constitutes the entire agreement between the Parties with respect to the subject matter hereof.

9.5 Amendments. This Agreement may not be amended except by a written instrument signed by both Parties.

9.6 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts. Electronic signatures shall be deemed valid and binding.

9.7 Severability. If any provision is held invalid, the remaining provisions shall continue in full force and effect.

9.8 Notices. All notices shall be in writing and delivered by overnight courier or email (with confirmation of receipt) to the addresses specified by each Party.

IN WITNESS WHEREOF

the Parties have executed this Amended and Restated Management Services Agreement as of the date first written above.

ZENATECH, INC.

Shaun Passley
____
Name: Shaun Passley, PhD
Title: Chairman, President & CEO
Date: April 15, 2026

EPAZZ, INC.

Shaun Passley
____
Name: Shaun Passley, PhD
Title: Chief Executive Officer
Date: April 15, 2026

ZENATECH, INC.

James Sherman
____
Name: James Sherman
Title: Chief Financial Officer
Date: April 15, 2026

ADDENDUM NO. 1

TO THE

MANAGEMENT SERVICES AGREEMENT

DATED NOVEMBER 18, 2018

This Addendum No. 1 (this "**Addendum**") is entered into as of **January 1, 2026**, with retroactive effect as of January 1, 2025 (the "**Addendum Effective Date**"), by and between:

ZENATECH, INC., a corporation duly organized and existing under the laws of the Province of British Columbia, Canada (the "**Company**"); and

EPAZZ, INC., a corporation duly organized and existing under the laws of the State of Illinois (the "**Service Provider**").

The Company and the Service Provider are collectively referred to as the "Parties."

RECITALS

WHEREAS, the Parties entered into that certain Management Services Agreement dated November 18, 2018 (the "**MSA**"), pursuant to which the Service Provider agreed to provide management, technical, and administrative services to the Company on a cost-plus basis;

WHEREAS, the Parties wish to amend the MSA with retroactive effect for the fiscal year ended December 31, 2025 ("**FY2025**") to (i) revise the cost-plus markup applicable to Services rendered during FY2025 and (ii) clarify the permitted use of inter-company advances by the Service Provider in support of the Company's drone-as-a-service (DaaS) and defense drone segments;

WHEREAS, the Parties intend that this Addendum shall apply specifically to the cost-plus markup, payment structure, and use of inter-company advances in respect of Services rendered during FY2025, and that services rendered on or after January 1, 2026 shall be governed by the Amended and Restated Management Services Agreement entered into between the Parties effective January 1, 2026;

WHEREAS, this Addendum has been reviewed and approved by the disinterested directors of the Company in their capacity as such, who have determined that the terms hereof are fair and reasonable to the Company and on terms no less favourable than could be obtained in an arm's-length transaction;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. AMENDMENTS

1.1 Cost-Plus Markup for FY2025. Notwithstanding any provision of the MSA to the contrary, the cost-plus markup applicable to Services rendered by the Service Provider to the Company during FY2025 shall be **thirty percent (30%)** (the "**FY2025 Markup**"). The FY2025 Markup shall apply to all Services rendered during the period commencing January 1, 2025 and ending December 31, 2025.

1.2 Retroactive Reconciliation. The Parties shall, within sixty (60) days of the execution of this Addendum, reconcile all invoices rendered during FY2025 to reflect the FY2025 Markup. Any resulting adjustments shall be recorded as an increase or decrease, as applicable, to the inter-company balance between the Parties and shall not require separate cash settlement.

1.3 Use of Affiliate Advances. The Parties acknowledge, confirm, and agree that the inter-company advances receivable by the Company from the Service Provider (the "**Affiliate Advances**") have been and shall be applied by the Service Provider **for the research and development of new technologies and for the improvement of existing drone technologies, in each case to assist the Company in its drone-as-a-service (DaaS) segment and related defense drone programs**. Without limiting the generality of the foregoing, the Affiliate Advances have been applied, and shall continue to be applied, toward the development and enhancement of the ZenaDrone 1000, ZenaDrone 2000, IQ Series drones, ZD1000 Spraying Module, PIN Technology, and related drone platforms, components, firmware, software, sensors, and related intellectual property, all of which support the Company's DaaS and defense drone segments.

1.4 Payment Structure for FY2025. All Monthly Service Invoices rendered by the Service Provider to the Company in respect of FY2025 (each, a "**FY2025 Service Invoice**") have been settled, and the FY2025 reconciliation contemplated by Section 1.2 shall be settled, in the following manner:

> **(a) Advance Reduction Portion. Seventy percent (70%)** of each FY2025 Service Invoice amount shall be satisfied by reduction of the outstanding Affiliate Advances owed by the Service Provider to the Company (the "**Advance Reduction Portion**"). The Parties acknowledge and confirm that the application of the Advance Reduction Portion constitutes a dollar-for-dollar reduction in the inter-company receivable recorded on the Company's consolidated financial statements. The Advance Reduction Portion shall be applied first to reduce any short-term advances, and thereafter to reduce long-term advances.
>
> **(b) Cash Portion. Thirty percent (30%)** of each FY2025 Service Invoice amount shall be paid (or shall be deemed to have been paid) by the Company to the Service Provider in cash by wire transfer of immediately available funds within thirty (30) days of the Company's receipt of the applicable FY2025 Service Invoice (the "**Cash Portion**").
>
> **(c) Reconciliation.** The Parties shall, as part of the retroactive reconciliation contemplated by Section 1.2, reconcile the cumulative application of the Advance Reduction Portion against the outstanding Affiliate Advances balance for FY2025. The Parties confirm that the FY2025 reconciliation shall be reflected in the Company's FY2025 audited consolidated financial statements.
>
> **(d) Contingent Settlement Obligation of Service Provider.** Notwithstanding anything to the contrary contained in this Addendum or in the MSA, in the event that the Service Provider is unable to render the Services in accordance with the MSA, or experiences a shortfall in liquidity, or is otherwise unable, for any reason, to settle the outstanding Affiliate Advances to the Company, the Service Provider shall be obligated to ensure full settlement of such Affiliate Advances to the Company no later than **December 31, 2026**. For this purpose, the Service Provider shall, as necessary, (i) liquidate its investments as reflected in its consolidated financial statements, and/or (ii) obtain, introduce, or raise financing or equity from third-party sources, in each case to the extent

required to discharge in full its obligations to the Company. The obligations under this clause shall constitute an absolute and unconditional settlement commitment of the Service Provider.

1.5 Reporting. The Service Provider shall deliver to the Company, on a quarterly basis (with a retroactive summary for FY2025 to be delivered within ninety (90) days of execution of this Addendum), a written report describing the research and development activities and drone technology improvements funded using the Affiliate Advances, including a summary of costs incurred and progress made.

2. AMENDMENT OF MSA TERM

2.1 Initial Term. The term of the MSA, as amended by this Addendum, shall be **two (2) years** commencing January 1, 2025 and ending on December 31, 2026 (the "**Initial Term**").

2.2 Automatic Renewal. Upon expiration of the Initial Term, the MSA shall automatically renew for successive periods of **two (2) years** each (each, a "**Renewal Term**"), unless either Party delivers to the other Party written notice of non-renewal not less than **twenty-four (24) months** prior to the expiration of the then-current Initial Term or Renewal Term, as applicable.

2.3 Coordination with Amended and Restated MSA. The Parties acknowledge that the MSA, as amended by this Addendum, has been further amended and restated effective January 1, 2026 by the Amended and Restated Management Services Agreement of even date therewith. The term provisions of this Section 2 shall be deemed satisfied and superseded by the term provisions of the Amended and Restated Management Services Agreement upon and from its effective date, with no gap in continuity of services between the two instruments.

3. INTELLECTUAL PROPERTY

3.1 Ownership. All intellectual property developed, created, conceived, or reduced to practice by the Service Provider using the Affiliate Advances or in the course of rendering Services under the MSA shall be the exclusive property of the Company, and the Service Provider hereby assigns to the Company all right, title, and interest in and to such intellectual property. This Section 3.1 restates and confirms the intellectual property assignment obligations of the Service Provider under the MSA.

4. NO OTHER CHANGES

4.1 MSA Otherwise in Full Force. Except as specifically amended by this Addendum, all terms and conditions of the MSA shall remain in full force and effect with respect to Services rendered during FY2025. In the event of any conflict between the MSA and this Addendum with respect to FY2025, the terms of this Addendum shall control.

4.2 Integration. This Addendum, together with the MSA, constitutes the entire agreement between the Parties with respect to Services rendered during FY2025.

5. RELATED PARTY APPROVAL

5.1 Related Party Transaction. The Parties acknowledge that this Addendum constitutes a related party transaction. This Addendum has been reviewed and approved by the disinterested directors of the Company, who have determined that the terms hereof are fair and reasonable to the Company.

6. MISCELLANEOUS

6.1 Governing Law. This Addendum shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, consistent with the governing law provisions of the MSA.

6.2 Counterparts. This Addendum may be executed in counterparts (including by electronic signature), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Addendum as of the date first written above.

ZENATECH, INC.

James Sherman

____

James Sherman
Chief Financial Officer

____

Craig Passley
Corporate Secretary

ERAZZ, INC.

Shaun Passley

____

Shaun Passley, PhD
President & Chief Executive Officer

SCHEDULE "D"

PURCHASE AGREEMENTS

MASTER ASSET PURCHASE AND SHARE PURCHASE AGREEMENT

Among

EPAZZ, INC.
PROVITRAC, INC.
K9 SKY, INC.
(collectively, the "Sellers")

and

ZENATECH, INC.
NOWS SOLUTIONS, INC.
ZOOOFFICE, INC.
(collectively, the "Buyers")

Dated: April 15, 2026

This Master Asset Purchase and Share Purchase Agreement (this "Agreement") is entered into as of April 15, 2026 (the "Effective Date"), by and among:

EPAZZ, INC. ("Epazz"), a corporation organized under the laws of the State of Illinois;

PROVITRAC, INC. ("Provitrac"), a corporation organized under the laws of the State of Illinois and a wholly-owned subsidiary of Epazz;

K9 SKY, INC. ("K9 Sky"), a corporation organized under the laws of the State of Illinois and a wholly-owned subsidiary of Epazz;

ZENATECH, INC. ("ZenaTech"), a corporation organized under the laws of the Province of British Columbia, Canada;

NOWS SOLUTIONS, INC. ("Nows Solutions"), a corporation organized under the laws of the Province of Ontario, Canada and a wholly-owned subsidiary of ZenaTech;

ZOOOFFICE, INC. ("ZooOffice"), a corporation organized under the laws of the State of Illinois and a wholly-owned subsidiary of ZenaTech.

The above parties are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, Provitrac is a wholly-owned subsidiary of Epazz and owns certain software, intellectual property, domain names, and customer contracts related to its Provitrac human resources and workforce management software platform (collectively, the "Provitrac Assets");

WHEREAS, Epazz owns certain proprietary portal technology known as "BoxesOS" (the "BoxesOS Technology"), including all related source code, documentation, intellectual property, and associated rights;

WHEREAS, Epazz owns all of the issued and outstanding shares of capital stock of K9 Sky (the "K9 Sky Shares");

WHEREAS, ZenaTech desires to acquire, through its subsidiary Nows Solutions, the Provitrac Assets, and through its subsidiary ZooOffice, the BoxesOS Technology and the K9 Sky Shares, and Epazz and Provitrac desire to sell and transfer the same, all on the terms and subject to the conditions set forth herein;

WHEREAS, the aggregate deemed value of the transactions contemplated herein is Eleven Million Eighty Thousand United States Dollars (USD $11,080,000), and the consideration shall consist of Super Voting Shares and Preferred Shares of ZenaTech, as more particularly described below;

WHEREAS, Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of ZenaTech, and is the sole director, officer, and principal stockholder of Epazz, Provitrac, and K9 Sky, and accordingly this transaction constitutes a related party transaction between entities under common control;

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I — DEFINITIONS

"BoxesOS Technology" means the BoxesOS portal technology platform, including all source code, object code, APIs, databases, documentation, trade secrets, know-how, and all associated intellectual property rights.

"Closing" means the consummation of the transactions contemplated by this Agreement.

"Closing Date" means the date on which the Closing occurs, which shall be on the date that is five (5) Business Days following the satisfaction or waiver of all conditions precedent set forth in Article VII, or such other date as the Parties may mutually agree upon in writing.

"Consideration Shares" means, collectively, the Super Voting Shares and the Preferred Shares of ZenaTech to be issued to Epazz as consideration for the transactions contemplated herein, as set forth in Section 3.1.

"Encumbrance" means any lien, pledge, mortgage, security interest, charge, claim, restriction, encumbrance, or other adverse interest of any kind.

"Intellectual Property" means all patents, trademarks, service marks, trade names, copyrights, trade secrets, know-how, software, domain names, and all applications and registrations therefor.

"K9 Sky Shares" means all of the issued and outstanding shares of capital stock of K9 Sky, Inc.

"Preferred Shares" means the preferred shares in the capital of ZenaTech, Inc., with a stated value of $3.00 per share.

"Provitrac Assets" means, collectively, (a) the Provitrac software platform, including all source code, object code, APIs, databases, documentation, and related intellectual property; (b) the domain name provitrac.com and all associated goodwill; and (c) all customer contracts, agreements, and relationships related to the Provitrac software platform, including all rights, obligations, and receivables thereunder.

"Super Voting Shares" means the super voting shares in the capital of ZenaTech, Inc., with a stated value of $30.00 per share, each carrying one thousand (1,000) votes per share.

ARTICLE II — PURCHASE AND SALE OF ASSETS AND SHARES

2.1 Sale of Provitrac Assets. Subject to the terms and conditions of this Agreement, at the Closing, Provitrac and Epazz shall sell, assign, transfer, convey, and deliver to Nows Solutions, and Nows Solutions shall purchase and acquire from Provitrac and Epazz, all right, title, and interest in and to the Provitrac Assets, free and clear of all Encumbrances. Following the Closing, Nows Solutions shall incorporate Provitrac, Inc. as a corporation under the laws of the Province of British Columbia, Canada ("Provitrac BC"), and Provitrac, Inc. as a corporation under the laws of the State of Wyoming ("Provitrac WY"), each as a wholly-owned subsidiary of Nows Solutions, and may assign, transfer, or contribute all or any portion of the Provitrac Assets to Provitrac BC, Provitrac WY, or both, as it determines appropriate. The formation of Provitrac BC and Provitrac WY shall be completed within ninety (90) days following the Closing Date. The Provitrac Assets shall include, without limitation:

(a) The Provitrac software platform, including all source code, object code, executable code, APIs, user interfaces, databases, data models, algorithms, documentation, development tools, and all related Intellectual Property;

(b) The domain name provitrac.com, including all registrations, renewals, and associated goodwill;

(c) All customer contracts, service agreements, subscription agreements, and any other agreements related to the Provitrac software platform, together with all rights, benefits, and obligations thereunder; and

(d) All books, records, files, and data related exclusively to the Provitrac Assets.

2.2 Sale of BoxesOS Technology. Subject to the terms and conditions of this Agreement, at the Closing, Epazz shall sell, assign, transfer, convey, and deliver to ZooOffice, and ZooOffice shall purchase and acquire from Epazz, all right, title, and interest in and to the BoxesOS Technology, free and clear of all Encumbrances.

2.3 Sale of K9 Sky Shares. Subject to the terms and conditions of this Agreement, at the Closing, Epazz shall sell, assign, transfer, convey, and deliver to ZooOffice, and ZooOffice shall purchase and acquire from Epazz, all of the K9 Sky Shares, free and clear of all Encumbrances. Upon consummation of the Closing, K9 Sky shall become a wholly-owned subsidiary of ZooOffice.

2.4 Excluded Assets. The Buyers shall not acquire, and the Sellers shall retain, any assets not expressly included in the Provitrac Assets, BoxesOS Technology, or K9 Sky Shares.

2.5 Assumed Liabilities. The Buyers shall not assume any liabilities or obligations of the Sellers of any kind, whether known or unknown, contingent, matured, or otherwise, arising out of or relating to the Provitrac Assets, BoxesOS Technology, or K9 Sky prior to the Closing Date, unless expressly agreed to in writing by the Buyers.

ARTICLE III — CONSIDERATION

3.1 Aggregate Consideration. In full consideration for the sale and transfer of the Provitrac Assets, BoxesOS Technology, and K9 Sky Shares, ZenaTech shall issue to Epazz an aggregate of 258,533 Super Voting Shares and 1,108,000 Preferred Shares (collectively, the "Consideration Shares"), having an aggregate deemed value of Eleven Million Eighty Thousand United States Dollars (USD $11,080,000), calculated using the stated value of $30.00 per Super Voting Share and $3.00 per Preferred Share.

3.2 Allocation of Consideration. The Consideration Shares shall be allocated among the Acquired Assets as follows:

Asset	Alloc %	Deemed Value	SVS Value (70%)	SVS Shares	PS Value (30%)	PS Shares	Receiving Entity
Provitrac Assets	40%	$4,432,000	$3,102,400	103,413	$1,329,600	443,200	Nows Solutions
BoxesOS Technology	20%	$2,216,000	$1,551,200	51,707	$664,800	221,600	ZooOffice
K9 Sky Shares	40%	$4,432,000	$3,102,400	103,413	$1,329,600	443,200	ZooOffice
TOTAL	**100%**	**$11,080,000**	**$7,756,000**	**258,533**	**$3,324,000**	**1,108,000**	

The allocation set forth above shall be used by the Parties for all tax reporting purposes, and no Party shall take any position inconsistent with such allocation without the prior written consent of the other Parties.

3.3 Issuance of Consideration Shares. The Consideration Shares shall be issued by ZenaTech to Epazz at the Closing. All Super Voting Shares and Preferred Shares issued hereunder shall be duly authorized,

validly issued, fully paid, and non-assessable, and shall be issued as restricted securities in accordance with applicable securities laws.

3.4 Rights of Consideration Shares. The Super Voting Shares issued hereunder shall carry one thousand (1,000) votes per share and shall have a stated value of $30.00 per share. The Preferred Shares issued hereunder shall have a stated value of $3.00 per share and shall be convertible at the option of the holder at a rate of one (1) Preferred Share to three (3) common shares. The rights, preferences, and restrictions of the Consideration Shares shall be as set forth in ZenaTech's articles and bylaws.

3.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, and other similar taxes, fees, and charges applicable to the transactions contemplated by this Agreement shall be borne equally by the Sellers and Buyers, unless otherwise required by applicable law.

ARTICLE IV — REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to the Buyers as of the date hereof and as of the Closing Date:

4.1 Organization and Good Standing. Each Seller is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation.

4.2 Authority. Each Seller has full corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action and constitutes the legal, valid, and binding obligation of each Seller.

4.3 Title to Provitrac Assets. Provitrac and Epazz have good and marketable title to the Provitrac Assets, free and clear of all Encumbrances.

4.4 Ownership of BoxesOS Technology. Epazz is the sole and exclusive owner of the BoxesOS Technology, free and clear of all Encumbrances. The BoxesOS Technology does not infringe upon or misappropriate the Intellectual Property rights of any third party.

4.5 Ownership of K9 Sky Shares. Epazz is the record and beneficial owner of all of the K9 Sky Shares, free and clear of all Encumbrances. The K9 Sky Shares represent one hundred percent (100%) of the issued and outstanding capital stock of K9 Sky. There are no outstanding options, warrants, conversion rights, or other agreements that could require K9 Sky to issue additional shares.

4.6 No Conflicts. The execution, delivery, and performance of this Agreement by each Seller does not and will not (a) violate any provision of such Seller's organizational documents; (b) violate any applicable law, rule, regulation, order, or decree; or (c) conflict with, result in a breach of, or constitute a default under any material agreement to which such Seller is a party.

4.7 Customer Contracts. Schedule 4.7 sets forth a true, correct, and complete list of all customer contracts included in the Provitrac Assets. Each such customer contract is valid, binding, and in full force and effect.

4.8 Intellectual Property. Schedule 4.8 sets forth a true, correct, and complete list of all Intellectual Property included in the Provitrac Assets and the BoxesOS Technology. All such Intellectual Property is owned by the applicable Seller free and clear of all Encumbrances.

ARTICLE V — REPRESENTATIONS AND WARRANTIES OF BUYERS

Each Buyer represents and warrants to the Sellers as of the date hereof and as of the Closing Date:

5.1 Organization and Good Standing. ZenaTech is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia, Canada. Nows Solutions is a corporation duly organized, validly existing, and in good standing under the laws of the Province of Ontario, Canada. ZooOffice is a corporation duly organized, validly existing, and in good standing under the laws of the State of Illinois.

5.2 Authority. Each Buyer has full corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action and constitutes the legal, valid, and binding obligation of each Buyer.

5.3 Valid Issuance of Shares. The Consideration Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable, free and clear of all Encumbrances.

5.4 No Conflicts. The execution, delivery, and performance of this Agreement by each Buyer does not and will not conflict with or violate any applicable law or result in any breach of or default under any material agreement to which such Buyer is a party.

ARTICLE VI — CLOSING

6.1 Closing Date. The Closing shall take place remotely by exchange of electronic signatures on the Closing Date.

6.2 Sellers' Deliverables. At the Closing, the Sellers shall deliver to the Buyers: (a) a bill of sale and assignment for the Provitrac Assets, transferring all Provitrac Assets to Nows Solutions; (b) an assignment of the BoxesOS Technology to ZooOffice; (c) stock certificates or evidence of transfer representing all K9 Sky Shares, duly endorsed for transfer to ZooOffice; (d) all third-party consents required for the assignment of material contracts; and (e) such other documents as may be reasonably requested by the Buyers.

6.3 Buyers' Deliverables. At the Closing, ZenaTech shall deliver to Epazz: (a) share certificates or DRS statements confirming the issuance of 258,533 Super Voting Shares and 1,108,000 Preferred Shares; and (b) evidence of board approval of the share issuances.

ARTICLE VII — CONDITIONS TO CLOSING

7.1 Mutual Conditions. The obligations of all Parties to consummate the Closing are subject to: (a) no governmental authority having enacted any law or issued any order prohibiting the transactions; (b) all required regulatory approvals and third-party consents having been obtained; and (c) to the extent required, approval of the minority shareholders of ZenaTech having been obtained.

7.2 Conditions to Buyers' Obligations. The Buyers' obligation to consummate the Closing is subject to: (a) all representations and warranties of each Seller being true and correct in all material respects as of the Closing Date; and (b) each Seller having performed all obligations required to be performed prior to Closing.

7.3 Conditions to Sellers' Obligations. The Sellers' obligation to consummate the Closing is subject to: (a) all representations and warranties of each Buyer being true and correct in all material respects as of the Closing Date; and (b) each Buyer having performed all obligations required to be performed prior to Closing.

ARTICLE VIII — INDEMNIFICATION

8.1 Indemnification by Sellers. Each Seller shall, severally and not jointly, indemnify, defend, and hold harmless the Buyers from and against any and all losses, damages, claims, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to any breach of any representation, warranty, or covenant of such Seller in this Agreement.

8.2 Indemnification by Buyers. Each Buyer shall indemnify, defend, and hold harmless the Sellers from and against any and all losses, damages, claims, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to any breach of any representation, warranty, or covenant of such Buyer in this Agreement.

ARTICLE IX — RELATED PARTY DISCLOSURE

The Parties acknowledge and agree that this transaction constitutes a related party transaction. Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of ZenaTech, and is the sole director, officer, and principal stockholder (with 95% voting control) of Epazz, Provitrac, and K9 Sky. Accordingly, this Agreement and the transactions contemplated hereby shall be disclosed as related party transactions in the financial statements of all Parties in accordance with IAS 24, applicable accounting standards, and securities regulations. Because this transaction is between entities under common control, the assets acquired shall be recorded on Nows Solutions's, ZooOffice's, and ZenaTech's books at the Sellers' predecessor carrying value in accordance with IFRS.

ARTICLE X — GENERAL PROVISIONS

10.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to any choice-of-law principles.

10.2 Dispute Resolution. Any dispute arising out of or relating to this Agreement shall first be submitted to good-faith negotiation. If unresolved within thirty (30) days, such dispute shall be submitted to binding arbitration in Chicago, Illinois, under the rules of the American Arbitration Association.

10.3 Entire Agreement. This Agreement, together with all schedules and exhibits attached hereto, constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior negotiations, representations, warranties, and understandings.

10.4 Amendments. This Agreement may not be amended except by a written instrument signed by all Parties.

10.5 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts. Electronic signatures shall be deemed valid and binding.

10.6 Severability. If any provision is held invalid, the remaining provisions shall continue in full force and effect.

10.7 Notices. All notices shall be in writing and delivered by overnight courier or email (with confirmation of receipt) to the addresses specified by each Party.

10.8 Further Assurances. Each Party shall, upon reasonable request, execute and deliver such additional documents as may be reasonably necessary to carry out the transactions contemplated hereby.

IN WITNESS WHEREOF

the Parties have executed this Master Asset Purchase and Share Purchase Agreement as of the date first written above.

SELLERS:

EPAZZ, INC.

Shaun Passley

Name: Shaun Passley, PhD
Title: Chief Executive Officer
Date: April 15, 2026

PROVITRAC, INC.

Shaun Passley

Name: Shaun Passley, PhD
Title: Chief Executive Officer
Date: April 15, 2026

K9 SKY, INC.

Shaun Passley

Name: Shaun Passley, PhD
Title: Chief Executive Officer
Date: April 15, 2026

BUYERS:

ZENATECH, INC.

Name: Craig Passley
Title: Authorized Signatory
Date: April 15, 2026

ZENATECH, INC.

James Sherman

Name: James Sherman
Title: Authorized Signatory
Date: April 15, 2026

NOWS SOLUTIONS, INC.

James Sherman

Name: James Sherman
Title: Authorized Signatory
Date: April 15, 2026

ZOOOFFICE, INC.

James Sherman

Name: James Sherman
Title: Authorized Signatory
Date: April 15, 2026

SCHEDULE 4.7
CUSTOMER CONTRACTS

[To be completed prior to Closing]

SCHEDULE 4.8
INTELLECTUAL PROPERTY

[To be completed prior to Closing]

AMENDED AND RESTATED
ASSET PURCHASE AGREEMENT

Between

EPAZZ, INC.
as Seller

and

ZENATECH, INC.
as Buyer

Dated: April 15, 2026

This Amended and Restated Asset Purchase Agreement (this "Agreement") amends, restates, and supersedes in its entirety the Asset Purchase Agreement dated March 4, 2026 (the "Original Agreement") between the Parties. This Agreement is entered into as of April 15, 2026 (the "Effective Date"), by and between:

EPAZZ, INC., a corporation duly organized and existing under the laws of the State of Illinois (the "Seller"); and

ZENATECH, INC., a corporation duly organized and existing under the laws of the Province of British Columbia, Canada (the "Buyer").

Seller and Buyer are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

WHEREAS, the Parties entered into the Original Agreement for the purchase and sale of certain assets of Seller at a purchase price of Twenty-Five Million United States Dollars (USD $25,000,000), payable through a combination of Affiliate Advance offsets and common shares;

WHEREAS, the Parties desire to amend and restate the Original Agreement to revise the payment structure so that a portion of the Purchase Price is satisfied by reduction of outstanding Affiliate Advances and the remainder is paid in Buyer Common Shares at a fixed price per share;

WHEREAS, Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of both Seller and Buyer, and this transaction constitutes a transaction between entities under common control;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

"Acquired Assets" has the meaning set forth in Section 2.1.

"Advance Payment" has the meaning set forth in Section 3.2.

"Affiliate" means any person or entity that, directly or indirectly, controls, is controlled by, or is under common control with the referenced entity.

"Affiliate Advances" means the outstanding inter-company advances, loans, and receivables payable to ZenaTech, Inc. from Epazz, Inc. or its Affiliates as of the Closing Date.

"Agreement" has the meaning set forth in the preamble.

"Business Day" means any day other than a Saturday, Sunday, or a day on which commercial banks in the City of Chicago, Illinois, or Vancouver, British Columbia, are authorized or required to be closed.

"Buyer Common Shares" means the common shares in the capital of ZenaTech, Inc., as issuable on the terms set forth herein.

"Closing" means the consummation of the transactions contemplated by this Agreement as described in Section 5.

"Closing Date" means the date on which the Closing actually occurs.

"Encumbrance" means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, option, right of first refusal, easement, or other restriction or encumbrance of any kind.

"Fixed Share Price" means USD $2.11 per Buyer Common Share, being the closing market price of ZenaTech, Inc. common shares on the Nasdaq Capital Market on the trading day immediately prior to the Effective Date.

"Original Agreement" means the Asset Purchase Agreement between the Parties dated March 4, 2026.

"Purchase Price" has the meaning set forth in Section 3.1.

"Share Consideration" has the meaning set forth in Section 3.3.

"IQ Flex" means all intellectual property, software, hardware designs, source code, documentation, customer contracts, and related assets associated with the IQ Flex product line owned by Seller.

"IQ Max" means all intellectual property, software, hardware designs, source code, documentation, customer contracts, and related assets associated with the IQ Max product line owned by Seller.

"IQ Rover" means all intellectual property, software, hardware designs, source code, documentation, customer contracts, and related assets associated with the IQ Rover product line owned by Seller.

"ZenaDrone 2000" means all intellectual property, software, hardware designs, avionics systems, source code, documentation, customer contracts, certifications, regulatory approvals, and related assets associated with the ZenaDrone 2000 unmanned aerial vehicle product line owned by Seller.

2. PURCHASE AND SALE OF ASSETS

2.1 Sale of Acquired Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey, and deliver to Buyer, free and clear of all Encumbrances, and Buyer shall purchase and acquire from Seller, all of Seller's right, title, and interest in and to the following assets (collectively, the "Acquired Assets"):

(a) IQ Rover, including all related intellectual property rights, product lines, inventory, technical documentation, customer and supplier lists, warranties, and any and all goodwill attributable thereto;

(b) IQ Max, including all related intellectual property rights, product lines, inventory, technical documentation, customer and supplier lists, warranties, and any and all goodwill attributable thereto;

(c) IQ Flex, including all related intellectual property rights, product lines, inventory, technical documentation, customer and supplier lists, warranties, and any and all goodwill attributable thereto; and

(d) ZenaDrone 2000, including all related intellectual property rights, avionics systems, drone technology platforms, product lines, inventory, technical documentation, customer and supplier lists, certifications, regulatory approvals, warranties, and any and all goodwill attributable thereto.

2.2 Excluded Assets. Notwithstanding anything to the contrary in Section 2.1, Buyer shall not acquire, and Seller shall retain, any assets of Seller not expressly included in the definition of Acquired Assets (the "Excluded Assets"), including all cash, bank accounts, and other assets of Seller not specifically related to the Acquired Assets.

2.3 Assumed Liabilities. Buyer shall not assume any liabilities or obligations of Seller unless expressly agreed to by the Parties in writing at or prior to Closing. All liabilities and obligations arising from or related to the Acquired Assets prior to the Closing Date shall remain the sole responsibility of Seller.

3. PURCHASE PRICE AND PAYMENT

3.1 Purchase Price. The aggregate purchase price for the Acquired Assets shall be Twenty-Five Million United States Dollars (USD $25,000,000) (the "Purchase Price"), allocated among the Acquired Assets as set forth in Section 3.5.

3.2 Payment by Affiliate Advance Reduction. Three Million United States Dollars (USD $3,000,000) of the Purchase Price shall be satisfied by the set-off and application of Affiliate Advances owed by Seller to Buyer or its Affiliates as of the Closing Date (the "Advance Payment"). The Advance Payment shall reduce the outstanding Affiliate Advances on Buyer's consolidated financial statements by a corresponding dollar-for-dollar amount. Seller and Buyer shall confirm the outstanding balance of Affiliate Advances no later than three (3) Business Days prior to the Closing Date.

3.3 Payment by Buyer Common Shares. The remaining Twenty-Two Million United States Dollars (USD $22,000,000) of the Purchase Price (the "Share Consideration") shall be satisfied by the issuance by Buyer to Seller of 10,426,540 Buyer Common Shares, calculated by dividing the Share Consideration by the Fixed Share Price of USD $2.11 per share, rounded down to the nearest whole share. Such Buyer Common Shares shall be duly authorized, validly issued, fully paid, and non-assessable.

3.4 Fractional Shares. Any fractional share value resulting from the calculation in Section 3.3 shall be paid in cash by Buyer to Seller at Closing. The fractional share cash payment is USD $1.40.

3.5 Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets as follows:

Asset / Product	Alloc. %	Purchase Price	Advance Reduction	Share Amount	Common Shares	Payment Method
IQ Rover	20%	$5,000,000	$600,000	$4,400,000	2,085,308	Advance / Shares
IQ Max	20%	$5,000,000	$600,000	$4,400,000	2,085,308	Advance / Shares
IQ Flex	20%	$5,000,000	$600,000	$4,400,000	2,085,308	Advance / Shares
ZenaDrone 2000	40%	$10,000,000	$1,200,000	$8,800,000	4,170,616	Advance / Shares
TOTAL	**100%**	**$25,000,000**	**$3,000,000**	**$22,000,000**	**10,426,540**	

The allocation set forth above shall be used by the Parties for all tax reporting purposes, and neither Party shall take any position inconsistent with such allocation without the prior written consent of the other Party.

3.6 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, and other similar taxes, fees, and charges applicable to the sale and transfer of the Acquired Assets pursuant to this Agreement shall be borne equally by Seller and Buyer, unless otherwise required by applicable law.

4. REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Seller. Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

(a) Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation.

(b) Authority. Seller has full corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action of Seller and constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms.

(c) Title to Assets. Seller has good and marketable title to the Acquired Assets, free and clear of all Encumbrances. Seller has the full right to sell, transfer, and assign the Acquired Assets to Buyer.

(d) No Conflicts. The execution, delivery, and performance of this Agreement do not and will not conflict with or violate any applicable law, order, or regulation, or result in any breach of, or constitute a default under, any material agreement to which Seller is a party.

4.2 Representations and Warranties of Buyer. Buyer represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

(a) Organization and Good Standing. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the Province of British Columbia, Canada.

(b) Authority. Buyer has full corporate power and authority to execute, deliver, and perform this Agreement. This Agreement has been duly authorized by all necessary corporate action of Buyer and constitutes a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

(c) Valid Issuance of Shares. The Buyer Common Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid, and non-assessable, free and clear of all Encumbrances.

(d) No Conflicts. The execution, delivery, and performance of this Agreement do not and will not conflict with or violate any applicable law, order, or regulation, or result in any breach of, or constitute a default under, any material agreement to which Buyer is a party.

5. CLOSING

5.1 Closing Date. The Closing shall take place remotely by exchange of electronic signatures on a date to be mutually agreed upon by the Parties in writing, no later than thirty (30) Business Days following the satisfaction or waiver of all conditions to Closing set forth in Section 6, unless otherwise extended by mutual written agreement of the Parties.

5.2 Seller's Deliverables at Closing. At the Closing, Seller shall deliver to Buyer: (a) a bill of sale and assignment in form and substance reasonably acceptable to Buyer, conveying all Acquired Assets to Buyer free and clear of all Encumbrances; (b) such other instruments of transfer, conveyance, and assignment as are reasonably necessary to vest in Buyer good and marketable title to all of the Acquired Assets; and (c) any third-party consents required for the assignment of material contracts included in the Acquired Assets.

5.3 Buyer's Deliverables at Closing. At the Closing, Buyer shall deliver to Seller: (a) evidence of the application of the Advance Payment as contemplated in Section 3.2; (b) a share certificate or DRS statement confirming the issuance of 10,426,540 Buyer Common Shares constituting the Share Consideration in accordance with Section 3.3; and (c) cash payment of USD $1.40 for the fractional share value pursuant to Section 3.4.

6. CONDITIONS TO CLOSING

6.1 Mutual Conditions. The obligations of both Parties to consummate the Closing are subject to the satisfaction or waiver of the following conditions: (a) no governmental authority shall have enacted any law or issued any order prohibiting or restraining the transactions contemplated by this Agreement; (b) all required regulatory approvals and third-party consents, if any, shall have been obtained; and (c) to the extent required under applicable securities laws and stock exchange rules, approval of the minority shareholders of Buyer shall have been obtained.

6.2 Conditions to Buyer's Obligations. Buyer's obligation to consummate the Closing is subject to: (a) all representations and warranties of Seller being true and correct in all material respects as of the Closing Date; (b) Seller having performed all obligations required to be performed prior to Closing; and (c) no material adverse change having occurred with respect to the Acquired Assets.

6.3 Conditions to Seller's Obligations. Seller's obligation to consummate the Closing is subject to: (a) all representations and warranties of Buyer being true and correct in all material respects as of the Closing Date; and (b) Buyer having performed all obligations required to be performed prior to Closing.

7. INDEMNIFICATION

7.1 Indemnification by Seller. Seller shall indemnify, defend, and hold harmless Buyer and its officers, directors, employees, and agents from and against any and all losses, damages, claims, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to: (a) any breach of any representation, warranty, or covenant of Seller in this Agreement; or (b) any Excluded Asset or any liability of Seller not assumed by Buyer hereunder.

7.2 Indemnification by Buyer. Buyer shall indemnify, defend, and hold harmless Seller and its officers, directors, employees, and agents from and against any and all losses, damages, claims, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or relating to any breach of any representation, warranty, or covenant of Buyer in this Agreement.

8. RELATED PARTY DISCLOSURE

The Parties acknowledge and agree that this transaction constitutes a related party transaction. Shaun Passley, PhD is the Chief Executive Officer, a director, and a controlling stockholder of Buyer, and is the sole director, officer, and principal stockholder (with 95% voting control) of Seller. Accordingly, this Agreement and the transactions contemplated hereby shall be disclosed as a related party transaction in the financial statements of both Parties in accordance with IAS 24, applicable accounting standards, and securities regulations.

9. GENERAL PROVISIONS

9.1 Supersession of Original Agreement. This Agreement amends, restates, and supersedes in its entirety the Original Agreement dated March 4, 2026. The Original Agreement shall be of no further force or effect from and after the Effective Date of this Agreement. All rights, obligations, and liabilities of the Parties under the Original Agreement are hereby terminated and replaced by the terms of this Agreement.

9.2 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to any choice-of-law principles that would require the application of the laws of any other jurisdiction.

9.3 Dispute Resolution. Any dispute arising out of or relating to this Agreement shall first be submitted to good-faith negotiation between senior representatives of the Parties. If unresolved within thirty (30) days, such dispute shall be submitted to binding arbitration in Chicago, Illinois, under the rules of the American Arbitration Association.

9.4 Entire Agreement. This Agreement, together with all schedules and exhibits attached hereto and the Amended and Restated Management Services Agreement of even date herewith, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior and

contemporaneous negotiations, representations, warranties, and understandings of the Parties with respect thereto.

9.5 Amendments. This Agreement may not be amended, modified, or supplemented except by a written instrument signed by both Parties.

9.6 Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument. Electronic signatures shall be deemed valid and binding.

9.7 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable, the remaining provisions shall continue in full force and effect.

9.8 Notices. All notices under this Agreement shall be in writing and delivered by overnight courier or email (with confirmation of receipt) to the addresses specified by each Party in writing.

9.9 Further Assurances. Each Party shall, upon reasonable request, execute and deliver such additional documents and take such further actions as may be reasonably necessary or desirable to carry out the transactions contemplated by this Agreement.

IN WITNESS WHEREOF

the Parties have executed this Amended and Restated Asset Purchase Agreement as of the date first written above.

EPAZZ, INC.

Shaun Passley

Name: Shaun Passley, PhD

Title: Chief Executive Officer

Date: 2026-04-16

ZENATECH, INC.

Name: Craig Passley

Title: Authorized Signatory

Date: 2026-04-15

ZENATECH, INC.

James Sherman

Name: James Sherman

Title: Authorized Signatory

Date: 2026-04-15

SCHEDULE "E"

AMENDED CEO EMPLOYMENT AGREEMENT

ZENATECH, INC.

(a corporation existing under the laws of British Columbia)

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

Performance-Based Warrant Compensation

THIS AMENDMENT NO. 1 (this "Amendment") is entered into as of **April 27, 2026** (the "Amendment Effective Date"), by and between **ZenaTech, Inc.**, a corporation existing under the laws of British Columbia (the "Company"), and **Dr. Shaun Passley** (the "Executive"). The Company and the Executive are collectively referred to herein as the "Parties" and each individually as a "Party".

RECITALS

A. The Parties entered into an Employment Agreement dated December 5, 2025, with an effective date of January 1, 2026, governing the Executive's service as Chairman, President and Chief Executive Officer of the Company (the "Employment Agreement").

B. The Employment Agreement provided for an Initial Equity Grant and a single-track revenue-based Performance Grant (Section 9) under which the Executive received 2,500 super-voting shares, 50,000 preferred shares and a USD $17,500 salary increase for each USD $10,000,000 of gross revenue achieved by the Company above a USD $10,000,000 baseline.

C. The Compensation Committee of the Board of Directors of the Company (the "Compensation Committee") has reviewed the Executive's performance and the strategic milestones now facing the Company, including the integration of multiple defense-technology product lines, the Company's ongoing capital-markets program and the Company's announced acquisition pipeline, and has determined that it is in the best interests of the Company and its shareholders to provide the Executive with an enhanced, multi-track, performance-vesting equity incentive that more closely aligns the Executive's compensation with measurable financial outcomes for shareholders.

D. The Compensation Committee, acting through its independent members, has approved the issuance to the Executive of warrants exercisable for super-voting shares and preferred shares of the Company, with strike prices fixed at the market common-equivalent value of those classes as of the Amendment Effective Date, vesting solely upon the Company's achievement of specified Revenue Milestones, EBITDA Milestones and Market Capitalization Milestones, all on the terms set forth in this Amendment.

E. The Parties wish to amend the Employment Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Employment Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms.

Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Employment Agreement. The following additional terms shall have the meanings set forth below:

(a) "Preferred Share" means a preferred share in the capital of the Company, having the rights, restrictions and stated value set forth in the Company's constating documents.

(b) "Super-Voting Share" or "SVS" means a super-voting share in the capital of the Company, having the rights, restrictions and stated value set forth in the Company's constating documents.

(c) "Warrant" means a warrant to purchase Preferred Shares or Super-Voting Shares issued to the Executive pursuant to this Amendment, on the terms and subject to the conditions set forth in the form of Warrant Certificate attached as Schedule A.

(d) "Gross Revenue" means the consolidated gross revenue of the Company and its subsidiaries determined in accordance with International Financial Reporting Standards ("IFRS") as reported in the Company's audited consolidated financial statements for the applicable fiscal year.

(e) "EBITDA" means consolidated earnings before interest, taxes, depreciation and amortization, calculated in accordance with IFRS as reported in the Company's audited consolidated financial

statements for the applicable fiscal year, with such non-recurring items excluded as the Compensation Committee may approve in good faith.

(f) "Market Capitalization" means , on any date of measurement, the product of (i) the total number of issued and outstanding common shares of the Company on a fully-diluted basis (assuming exercise of all outstanding warrants and options and conversion of all preferred and super-voting shares into common shares in accordance with their stated conversion ratios) and (ii) the volume-weighted average price ("VWAP") per common share of the Company on the Nasdaq Capital Market over the thirty (30) consecutive trading days ending on such date of measurement.

(g) "Exercise Price" means USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share, in each case representing the market common-equivalent value of such class of share as of the Amendment Effective Date, as determined by the Compensation Committee in good faith and supported by a contemporaneous valuation memorandum.

(h) "Milestone" means each Revenue Milestone, EBITDA Milestone and Market Capitalization Milestone set forth in Sections 3, 4 and 5 of this Amendment.

2. Grant of Performance Warrants.

Subject to and conditional upon (i) approval by the Compensation Committee, (ii) approval by the disinterested members of the Board of Directors of the Company, and (iii) any required approval of the shareholders of the Company under Nasdaq Marketplace Rule 5635(c) and applicable Canadian securities laws (including National Instrument 61-101 and the policies of the Toronto Stock Exchange or other applicable exchange), the Company hereby grants to the Executive, effective as of the Amendment Effective Date, the Warrants set forth in Sections 3, 4 and 5 below (collectively, the "Performance Warrants"), each Warrant having an Exercise Price as defined in Section 1(g), a term of ten (10) years from the Amendment Effective Date, and a vesting condition tied to the Company's achievement of the corresponding Milestone, all as more particularly set forth herein and in the form of Warrant Certificate attached as Schedule A.

3. Revenue Milestone Warrants.

Upon the Company achieving each of the following levels of trailing-twelve-month Gross Revenue, the corresponding Warrants shall vest and become immediately exercisable by the Executive at the Exercise Price for a period of ten (10) years from the Amendment Effective Date:

Trailing 12-Month Gross Revenue	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value*
USD $25,000,000	500,000	10,000	USD $1,266,300
USD $50,000,000	1,000,000	25,000	USD $2,543,250
USD $100,000,000	2,000,000	50,000	USD $5,086,500
USD $250,000,000	3,500,000	75,000	USD $8,874,750
USD $500,000,000	5,000,000	100,000	USD $12,663,000

** Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share.*

4. EBITDA Milestone Warrants.

Upon the Company achieving each of the following levels of EBITDA in any fiscal year, the corresponding Warrants shall vest and become immediately exercisable by the Executive at the Exercise Price for a period of ten (10) years from the Amendment Effective Date:

Annual EBITDA	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value*
Positive EBITDA (any positive amount)	250,000	5,000	USD $633,150

Annual EBITDA	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value*
USD $10,000,000	750,000	15,000	USD $1,899,450
USD $25,000,000	1,500,000	35,000	USD $3,809,550
USD $50,000,000	2,500,000	60,000	USD $6,353,250
USD $100,000,000	4,000,000	100,000	USD $10,173,000

** Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share.*

5. Market Capitalization Milestone Warrants.

Upon the Company achieving each of the following levels of Market Capitalization, measured on a fully-diluted basis using a thirty (30) consecutive trading-day VWAP on the Nasdaq Capital Market, the corresponding Warrants shall vest and become immediately exercisable by the Executive at the Exercise Price for a period of ten (10) years from the Amendment Effective Date:

Fully-Diluted Market Capitalization	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value*
USD $500,000,000	500,000	10,000	USD $1,266,300
USD $1,000,000,000	1,500,000	30,000	USD $3,798,900
USD $2,500,000,000	3,000,000	60,000	USD $7,597,800
USD $5,000,000,000	5,000,000	100,000	USD $12,663,000
USD $10,000,000,000	7,500,000	150,000	USD $18,994,500

** Aggregate notional value at Exercise Prices of USD $2.49 per Preferred Share and USD $2.13 per Super-Voting Share.*

AGGREGATE MAXIMUM PERFORMANCE WARRANTS

Track	Preferred Share Warrants	SVS Warrants	Aggregate Notional Value
Revenue Milestones (Section 3)	12,000,000	260,000	USD $30,433,800
EBITDA Milestones (Section 4)	9,000,000	215,000	USD $22,868,400
Market Capitalization Milestones (Section 5)	17,500,000	350,000	USD $44,320,500
TOTAL (all tracks, full vesting)	**38,500,000**	**825,000**	**USD $97,622,700**

6. Independence of Milestone Tracks.

The Revenue Milestones, EBITDA Milestones and Market Capitalization Milestones set forth in Sections 3, 4 and 5 are independent of one another. Vesting of Warrants under one track shall not affect, limit or accelerate vesting of Warrants under any other track. The Executive shall be entitled to all Warrants associated with each Milestone achieved, regardless of whether other Milestones are or are not achieved. Each Milestone shall be deemed achieved on the date determined under Section 7.

7. Determination of Milestone Achievement.

(a) Revenue Milestones and EBITDA Milestones shall be deemed achieved on the date the Compensation Committee certifies, in writing, that the applicable threshold has been met based on the Company's audited consolidated financial statements for the relevant fiscal year (or, in the case of trailing-twelve-month Gross Revenue, based on the Company's reviewed quarterly financial statements together with the most recent audited financial statements).

(b) Market Capitalization Milestones shall be deemed achieved on the first trading day on which the thirty (30)-day VWAP-based Market Capitalization equals or exceeds the applicable threshold, as confirmed in writing by the Company's transfer agent and the Compensation Committee.

(c) The Compensation Committee shall make all determinations under this Section 7 in good faith and shall provide written notice to the Executive within thirty (30) days of any Milestone being achieved.

8. Vesting; Exercise.

(a) Warrants shall vest in full upon the achievement of the corresponding Milestone, with no further service-based vesting requirement, provided that the Executive remains employed by the Company on the date the Milestone is achieved (subject to Section 9 below).

(b) Vested Warrants may be exercised, in whole or in part, at any time and from time to time during the ten (10)-year term of the Warrant by delivery to the Company of a notice of exercise and payment of the Exercise Price in cash, by wire transfer, by net exercise (in which case the number of shares issuable shall be reduced by the number of shares having a fair market value equal to the aggregate Exercise Price), or by surrender of vested Warrants of equivalent value, at the Executive's election.

(c) Upon exercise, the Company shall promptly issue to the Executive the applicable number of Preferred Shares or Super-Voting Shares, free and clear of all liens and encumbrances other than restrictions imposed by applicable securities laws.

9. Effect of Termination.

(a) If the Executive's employment is terminated by the Company without Cause, by the Executive for Good Reason, or by reason of the Executive's death or Disability (each as defined in the Employment Agreement), all Performance Warrants granted under this Amendment shall remain outstanding and shall continue to vest in accordance with their terms based on Milestones achieved through the end of the fiscal year following the year of termination, after which any unvested Performance Warrants shall be cancelled.

(b) If the Executive's employment is terminated by the Company for Cause or by the Executive without Good Reason, all unvested Performance Warrants shall be immediately cancelled. Vested Performance Warrants shall remain exercisable for the remaining term of the Warrant.

(c) Upon a Change of Control of the Company (as defined in the Employment Agreement), all then-outstanding Performance Warrants shall vest in full immediately prior to the closing of such Change of Control, and the Executive shall be entitled to participate in the Change of Control transaction on the same basis as the Company's other shareholders.

10. Adjustments.

The number of Preferred Shares and Super-Voting Shares issuable upon exercise of the Warrants and the Exercise Prices shall be subject to customary adjustment for share splits, share consolidations, share dividends, recapitalizations, reorganizations, mergers and similar corporate transactions, in each case in accordance with the form of Warrant Certificate attached as Schedule A. The dollar thresholds for the Revenue, EBITDA and Market Capitalization Milestones shall not be adjusted on account of share splits or similar transactions.

11. Clawback.

All Performance Warrants granted under this Amendment, and any Preferred Shares or Super-Voting Shares issued upon exercise thereof, shall be subject to recovery, recoupment and forfeiture by the Company under (i) the Company's Clawback Policy adopted pursuant to Rule 10D-1 promulgated under the United States Securities Exchange Act of 1934 and Nasdaq Listing Rule 5608, and (ii) any other clawback or recoupment policy adopted by the Board of Directors or required by applicable law or stock exchange listing standard. The Executive expressly acknowledges and agrees that this provision shall apply notwithstanding any provision of the Employment Agreement to the contrary.

12. Required Approvals; Conditions Precedent.

The grant of the Performance Warrants and the issuance of any Preferred Shares or Super-Voting Shares upon exercise thereof are expressly conditional upon: (a) approval by the Compensation Committee, (b) approval by the disinterested members of the Board of Directors, (c) approval by the shareholders of the Company to the extent required under Nasdaq Marketplace Rule 5635(c) (equity compensation to officers) and Rule 5635(d) (issuances of 20% or more of outstanding common shares), (d) compliance with National Instrument 61-101 (Protection of Minority Security Holders in Special Transactions) of the Canadian Securities Administrators, and (e) any other approvals required by applicable law or stock exchange listing standard. The Company shall use commercially reasonable efforts to obtain all such approvals as promptly as practicable following the Amendment Effective Date. To the extent any such approval is not obtained, the affected Performance Warrants shall be void ab initio and shall not be enforceable against the Company.

13. Securities Law Compliance and Disclosure.

The Parties acknowledge that the grant of the Performance Warrants under this Amendment constitutes a related-party transaction subject to disclosure under (i) Item 6 of Form 20-F of the United States Securities and Exchange Commission, (ii) National Instrument 51-102, and (iii) National Instrument 61-101. The Company shall make all required filings and disclosures with respect to this Amendment, including filing this Amendment as a material contract on SEDAR+ and as an exhibit to the Company's next Annual Report on Form 20-F.

14. Continuing Effect of Employment Agreement.

Except as expressly amended hereby, the Employment Agreement shall remain in full force and effect in accordance with its terms. The Initial Equity Grant set forth in Section 7 of the Employment Agreement and the Section 9 Performance Grant of the Employment Agreement (the existing 2,500 SVS / 50,000 Preferred / USD $17,500 salary increase per USD $10,000,000 of Gross Revenue above the Baseline) shall remain in effect and shall be in addition to, and not in lieu of, the Performance Warrants granted under this Amendment.

15. Governing Law; Counterparts; Electronic Signature.

This Amendment shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without regard to its conflict-of-law principles. This Amendment may be executed in counterparts (including by facsimile or PDF), each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Electronic signatures shall be deemed valid and binding for all purposes.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the Amendment Effective Date first set forth above.

ZENATECH, INC.

Per: [signature]

Craig Passley
Corporate Secretary

Per: *James Sherman*

James Sherman
Chief Financial Officer

EXECUTIVE

Per: *Shaun Passley*

Dr. Shaun Passley
Chairman, President & Chief Executive Officer